Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BETWEEN

FIRST BUSEY CORPORATION

AND

MERCHANTS AND MANUFACTURERS BANK CORPORATION

November 27, 2023

Exhibit

A       Form of Voting and Support Agreement

B       List of Individuals Entering Employment Agreements

C       Form of Statutory Bank Merger Agreement

D       Form of Retention Agreement

v

INDEX OF DEFINED TERMS

280G Approval	55
280G Payments	55
Acquiror	1
Acquiror Articles of Incorporation	67
Acquiror Bank	68
Acquiror Benefit Plan	68
Acquiror Board	68
Acquiror Bylaws	68
Acquiror Capital Stock	68
Acquiror Capitalization Date	34
Acquiror Common Stock	68
Acquiror Disclosure Schedules	76
Acquiror ERISA Affiliate	68
Acquiror Financial Statements	35
Acquiror Loans	37
Acquiror Preferred Stock	34
Acquiror SEC Reports	68
Acquiror Stock Issuance	68
Acquiror Stock Plans	68
Acquisition Proposal	69
Adjusted Merger Consideration	69
Affiliate	69
Aggregate Common Stock Merger Consideration	69
Agreement	1
Available Cash	3
Available Shares	4
Bank	69
Bank Merger	69
Borrowing Affiliate	42
Burdensome Condition	51
Business Day	69
CARES Act	69
Cash Electing Company Share	3
Cash Percentage	70
Cash Election	3
CIBC	57
CIBC Bank Loan Agreement	70
CIC Payment	55
Closing	2
Closing Acquiror Common Stock Price	70
Closing Date	2
Code	70
Common Stock Merger Consideration	70
Company	1
Company Adverse Recommendation	45

Company Articles of Incorporation	70
Company Benefit Plan	70
Company Board	70
Company Bylaws	70
Company Capital Stock	70
Company Capitalization Date	12
Company Common Stock	71
Company Disclosure Schedules	76
Company Employees	43
Company ERISA Affiliate	71
Company Estimated Closing Balance Sheet	47
Company Financial Statements	13
Company Investment Securities	31
Company Loans	15
Company Material Contract	25
Company Permitted Exceptions	14
Company Phantom Stock	71
Company Preferred Stock	71
Company Stock Certificates	6
Company Stockholder Approval	71
Company Stockholders’ Meeting	45
Company Tangible Common Equity	5
Confidentiality Agreement	41
Contemplated Transactions	71
Contract	71
Control, Controlling or Controlled	71
Conversion Fund	6
Covered Employee	54
Covered Employees	54
CRA	71
Deposit Insurance Fund	71
Derivative Transactions	71
Dissenters’ Shares	7
DOL	72
Effective Time	2
Election Deadline	8
Election Form Record Date	8
Employment Agreements	1
Employment Laws	28
Environment	72
Environmental Laws	72
ERISA	72
Exchange Act	72
Exchange Agent	6
Exchange Ratio	4
Excluded Shares	3
Existing D&O Policy	50
FDIC	72

Federal Reserve	72
Final Closing Balance Sheet	48
Form of Election	8
GAAP	72
Hazardous Materials	72
IBCA	72
Illinois Articles of Merger	2
Immediate Family Member	72
Indemnified Party	50
IRS	72
IRS Guidelines	54
Key Employees	1
Knowledge	72
Legal Requirement	72
Letter of Transmittal	6
Life Equity Loan	72
Life Equity Loan Insurance Company	73
Mailing Date	8
Material Adverse Effect	73
Merger	1
Minimum Company Tangible Common Equity	73
Mixed Consideration Electing Company Share	4
Mixed Election	4
Mixed Election Cash Consideration	4
Mixed Election Share Consideration	4
Nasdaq Rules	73
Nevada Articles of Merger	2
New Plans	55
Non-Electing Company Share	4
NRS	73
Old Plans	55
Order	73
Ordinary Course of Business	74
OREO	74
Outstanding Company Shares	74
PBGC	74
Per Share Value	3
Person	74
Previously Disclosed	76
Proceeding	74
Pro-Rated Cash Amount	3
Pro-Rated Share Amount	4
Proxy Statement	74
Registration Statement	74
Regulatory Authority	74
Representative	74
Requisite Regulatory Approvals	74
Retention Agreement	56

Retention Payment Recipient	56
Schedules	76
SEC	74
Section 409A	19
Securities Act	74
Share Electing Company Share	4
Share Election	4
Side Letters	45
Stock Percentage	74
Subsidiary	75
Superior Proposal	75
Surviving Entity	1
Tax	75
Tax Return	75
Taxes	75
Termination Date	61
Termination Fee	63
Transition Date	75
U.S	75

AGREEMENT AND PLAN OF MERGER

This Agreement And Plan Of Merger (together with all exhibits and schedules, this “Agreement”) is entered into as of November 27, 2023, by and between First Busey Corporation, a Nevada corporation (“Acquiror”), and Merchants and Manufacturers Bank Corporation, an Illinois corporation (the “Company”).

RECITALS

A.            The boards of directors of the Company and Acquiror have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), with Acquiror as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Entity”).

B.            The parties intend that the Merger qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.

C.            As an inducement to Acquiror to enter into this Agreement, the directors and executive officers of the Company who own Company Common Stock and are in office as of the date of this Agreement have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit A.

D.            As further inducement to Acquiror to enter into this Agreement, each Company employee listed on Exhibit B attached hereto (the “Key Employees”) have, concurrently with the execution of this Agreement, entered into an employment agreement, by and among Acquiror Bank, Acquiror and such Company employee, which shall become effective as of the Effective Time and govern the terms of continuing employment for each such Key Employee (the “Employment Agreements”).

E.            The parties desire to make certain representations, warranties and agreements in connection with the Merger and the other transactions contemplated by this Agreement and the parties also agree to certain prescribed conditions to the Merger and other transactions.

AGREEMENTS

In consideration of the foregoing premises and the following mutual promises, covenants and agreements, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1
THE MERGER

Section 1.1      The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the NRS and the IBCA, at the Effective Time, the Company shall be merged with and into Acquiror pursuant to the provisions of, and with the effects provided in, the NRS and the IBCA, the separate corporate existence of the Company shall cease and Acquiror will be the Surviving Entity.

Section 1.2      Effective Time; Closing.

(a)            Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur through an electronic exchange of documents, the mail or at a place that is mutually acceptable to Acquiror and the Company, or if they fail to agree, at the offices of Barack Ferrazzano Kirschbaum & Nagelberg LLP, located at 200 West Madison Street, Suite 3900, Chicago, Illinois 60606, at 10:00 a.m., local time, on the date that is two (2) Business Days after the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in Article 8 and Article 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as Acquiror and the Company may agree in writing (the “Closing Date”). Subject to the provisions of Article 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(b)            The parties hereto agree to file on the Closing Date articles of merger with the Nevada Secretary of State (the “Nevada Articles of Merger”), and articles of merger with the Illinois Secretary of State (the “Illinois Articles of Merger”). The Merger shall become effective as of the date and time specified in the Nevada Articles of Merger (the “Effective Time”).

Section 1.3      Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the NRS and the IBCA and this Agreement. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Entity, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Entity.

Section 1.4      Organizational Documents of the Surviving Entity; Directors and Officers. The articles of incorporation and bylaws of Acquiror, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements. The directors and officers of Acquiror immediately prior to the Effective Time shall remain the directors and officers of the Acquiror following the Effective Time.

Section 1.5      Bank Merger. The parties will cooperate and use their reasonable best efforts to effect the Bank Merger at a time to be determined following the Merger. At the effective time of the Bank Merger, the separate existence of the Bank will terminate. Acquiror Bank will be the surviving bank and will continue its existence under applicable Legal Requirements. The Bank Merger shall be accomplished pursuant to the statutory bank merger agreement in the form attached hereto as Exhibit C.

Section 1.6      Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that they deem such a change to be desirable; provided, that: (a) any such change shall not affect the intended U.S. federal, state or local income tax consequences of the Merger (as described in Section 7.5(a)) to the Company, the Bank or the holders of Company Common Stock; and (b) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as consideration in the Merger, (ii) materially impede or delay consummation of the Merger, or (iii) require submission to or approval of the Company’s stockholders after the Merger has been approved by the Company’s stockholders. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

Section 2.1      Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or any holder of shares of Company Common Stock:

(a)            Conversion of Company Common Stock.

(i)            Subject to any adjustment pursuant to Section 2.4, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for Dissenters’ Shares or shares of Company Common Stock owned by the Company or Acquiror (in each case other than shares of Company Common Stock held in any Company Benefit Plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted) (the “Excluded Shares”), with respect to which an election to receive only cash (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 2.10 (each, a “Cash Electing Company Share”) shall be converted into the right to receive $117.74 (the “Per Share Value”), without interest; provided, however, that if: (A) the sum of (1) the product of the number of Cash Electing Company Shares and the Per Share Value and (2) the product of the number of Mixed Consideration Electing Company Shares and the Mixed Election Cash Consideration exceeds (B) an amount equal to the Per Share Value, multiplied by the product of the Cash Percentage and the Outstanding Company Shares (the “Available Cash”), then each Cash Electing Company Share shall instead be converted into the right to receive (I) an amount in cash, without interest, equal to the quotient (rounded to the nearest hundredth of a cent) determined by dividing (x) an amount equal to the Available Cash minus the product of the Mixed Election Cash Consideration and the number of Mixed Consideration Electing Company Shares, by (y) the number of Cash Electing Company Shares (such fraction being the “Pro-Rated Cash Amount”) and (II) a number of validly issued, fully paid and non-assessable shares of Acquiror Common Stock equal to the product (rounded to the nearest ten-thousandth of a share) of (x) the Exchange Ratio and (y) one (1) minus the quotient obtained by dividing the Pro-Rated Cash Amount by the Per Share Value;

(ii)            Subject to any adjustment pursuant to Section 2.4, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, with respect to which an election to receive only Acquiror Common Stock (a “Share Election”) has been effectively made and not revoked or lost pursuant to Section 2.10 (each, a “Share Electing Company Share”) shall be converted into the right to receive 5.7294 validly issued, fully paid and non-assessable shares of Acquiror Common Stock (the “Exchange Ratio”); provided, however, that if: (A) the sum of (1) the product of the number of Share Electing Company Shares and the Exchange Ratio and (2) the product of the number of Mixed Consideration Electing Company Shares and the Mixed Election Share Consideration exceeds (B) an amount equal to the Exchange Ratio multiplied by the product of the Stock Percentage and the Outstanding Company Shares, other than Excluded Shares (the “Available Shares”), then each Share Electing Company Share shall instead be converted into the right to receive (I) a number of validly issued, fully paid and non-assessable shares of Acquiror Common Stock equal to the quotient (rounded to the nearest ten-thousandth of a share) determined by dividing (x) an amount equal to the number of Available Shares minus the product of the Mixed Election Share Consideration and the number of Mixed Consideration Electing Company Shares, by (y) the number of Share Electing Company Shares (such fraction being the “Pro-Rated Share Amount”), and (II) an amount in cash, without interest, equal to the product (rounded to the nearest hundredth of a cent) of (x) the Per Share Value and (y) one (1) minus the quotient obtained by dividing the Pro-Rated Share Amount by the Exchange Ratio;

(iii)            Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, with respect to which an election to receive Acquiror Common Stock and cash (a “Mixed Election”) has been effectively made and not revoked or lost pursuant to Section 2.10 (each, a “Mixed Consideration Electing Company Share”) shall be converted into the right to receive: (x) $34.55, without interest (the “Mixed Election Cash Consideration”), and (y) 4.0481 validly issued, fully paid and nonassessable shares of Acquiror Common Stock (the “Mixed Election Share Consideration”); and

(iv)            Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, with respect to which no Cash Election, Share Election or Mixed Election has been properly made and not revoked or lost pursuant to Section 2.10 (each, a “Non-Electing Company Share”) shall be converted into the right to receive (x) an amount in cash, without interest, equal to the quotient (rounded to the nearest hundredth of a cent) determined by dividing (A) the amount, if any, by which (I) the Available Cash exceeds (II) the aggregate amount of cash (excluding cash payable in lieu of fractional shares) payable in respect of Cash Electing Company Shares, Share Electing Company Shares and Mixed Consideration Electing Company Shares, by (B) the number of Non-Electing Company Shares, and (y) a number of validly issued, fully paid and non-assessable shares of Acquiror Common Stock equal to the quotient (rounded to the nearest ten-thousandth of a share) determined by dividing (A) the amount, if any, by which (I) the number of Available Shares exceeds (II) the aggregate number of shares (including fractional shares that would otherwise be payable in cash) deliverable in respect of Cash Electing Company Shares, Share Electing Company Shares and Mixed Consideration Electing Company Shares, by (B) the number of Non-Electing Company Shares.

(b)            If the Final Closing Balance Sheet delivered pursuant to Section 5.9 below reflects Company Tangible Common Equity less than the Minimum Company Tangible Common Equity:

(i)            The Per Share Value shall be adjusted by multiplying the Per Share Value by the quotient determined by dividing (A) the Adjusted Merger Consideration by (B) the Aggregate Common Stock Merger Consideration;

(ii)            The Exchange Ratio shall be adjusted by multiplying the Exchange Ratio by the quotient determined by dividing (A) the Adjusted Merger Consideration by (B) the Aggregate Common Stock Merger Consideration;

(iii)            The Mixed Election Cash Consideration shall be adjusted by multiplying the Mixed Election Cash Consideration by the quotient determined by dividing (A) the Adjusted Merger Consideration by (B) the Aggregate Common Stock Merger Consideration; and

(iv)            The Mixed Election Share Consideration shall be adjusted by multiplying the Mixed Election Share Consideration by the quotient determined by dividing (A) the Adjusted Merger Consideration by (B) the Aggregate Common Stock Merger Consideration.

(c)            Notwithstanding anything contained herein to the contrary, if, between the date of this Agreement and the Effective Time, shares of Acquiror Common Stock or Company Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the Exchange Ratio and the Mixed Election Share Consideration will be appropriately and proportionally adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.2      Company Preferred Stock. In connection with Closing, the Company shall redeem all outstanding Company Preferred Stock in exchange for cash. The parties shall cooperate to effectuate such redemption in accordance with the terms and conditions of the Company Preferred Stock.

Section 2.3      Company Phantom Stock. In connection with Closing, the Company Phantom Stock shall become fully vested and the holder(s) thereof shall be entitled to receive cash in an amount per unit equal to the Per Share Value minus the strike price of the Company Phantom Stock (i.e., $45.00), which shall be payable by the Company.

Section 2.4      Company Tangible Common Equity.

(a)            If the Final Closing Balance Sheet that is delivered to Acquiror pursuant to Section 5.9 below reflects that the Company Tangible Common Equity is equal to or greater than the Minimum Company Tangible Common Equity, then there will be no adjustment to the Common Stock Merger Consideration. If the Final Closing Balance Sheet reflects that the Company Tangible Common Equity is less than the Minimum Company Tangible Common Equity, then the Common Stock Merger Consideration shall be reduced as set forth in Section 2.1(b).

(b)            For purposes of this Agreement, “Company Tangible Common Equity” means the Company’s consolidated total tangible common stockholders’ equity calculated in accordance with this Agreement and otherwise in accordance with GAAP on a basis consistent with the Company Financial Statements and, for the avoidance of doubt, calculated as if it were the end of an interim accounting period; provided, however, that notwithstanding anything to the contrary, the calculation of Company Tangible Common Equity for purposes of the Agreement shall disregard and not be reduced by (and, to the extent any of the following shall have negatively affected the Company’s consolidated total tangible common stockholders’ equity as of the applicable date of determination, Company Tangible Common Equity shall be increased by) no more than the specified aggregate after tax amount of certain items, as set forth on Schedule 2.4(b) of the Company Disclosure Schedules, which shall include the following: the amount of any cost, fee, obligation or expense (other than any Taxes imposed on the Company or Bank or Taxes the Company or Bank is required to withhold) paid or incurred directly or indirectly by Company or any of its Subsidiaries in connection with or resulting from the negotiation and preparation of the Agreement and the consummation of the Contemplated Transactions, including contract termination expenses, the acceleration of accruals due to the Contemplated Transactions, change in control and severance payments (but excluding any costs, expenses or similar amounts under each Retention Agreement as of the Closing Date), legal and financial advisor fees, and similar transaction-related expenses.

Section 2.5      Cancellation of Shares. At the Effective Time, the shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates (it being understood that any reference herein to a “certificate” shall be deemed to include reference to any book-entry account statement relating to the ownership of Company Common Stock) that represented Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive, upon surrender thereof, the Common Stock Merger Consideration subject to the terms of this Agreement. Notwithstanding anything in Section 2.1 to the contrary, at the Effective Time and by virtue of the Merger, each share of Company Common Stock held in the Company’s treasury will be cancelled and no Common Stock Merger Consideration will be issued or paid in exchange thereof.

Section 2.6      No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Common Stock Merger Consideration in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this Article 2 shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Closing Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.

Section 2.7      Exchange of Certificates.

(a)            The parties to this Agreement agree: (i) that Computershare Trust Company, N.A. shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the “Exchange Agent”); and (ii) that Acquiror shall execute and deliver the exchange agent agreement at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(b)            At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock for exchange in accordance with this Article 2: (i) the aggregate number of shares of Acquiror Common Stock deliverable pursuant to Section 2.1, (ii) the aggregate cash consideration to be paid as Per Share Value pursuant to Section 2.1; and (iii) sufficient cash for payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.6. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this Article 2 as the “Conversion Fund.”

(c)            Within two (2) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of one or more certificates representing shares of Company Common Stock (“Company Stock Certificates”) who has not previously returned a Form of Election in accordance with Section 2.10 a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the surrender of Company Stock Certificates pursuant to this Agreement.

(d)            Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor his, her or its Common Stock Merger Consideration plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.6 deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon such Company Stock Certificate shall forthwith be cancelled. No interest will be paid or accrued on any portion of the Common Stock Merger Consideration deliverable upon surrender of a Company Stock Certificate.

(e)            After the Effective Time, there shall be no transfers on the stock transfer books of the Company of Company Common Stock.

(f)            No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this Article 2. Promptly after the surrender of a Company Stock Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Acquiror Common Stock into which such holder’s Company Common Stock shall have been converted.

(g)            Any portion of the Conversion Fund that remains unclaimed by the stockholders of the Company twelve (12) months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any stockholders of the Company who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for issuance and payment of the Common Stock Merger Consideration (including the payment of cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock), as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock. Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)            In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this Article 2, the Common Stock Merger Consideration (including cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock, as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock).

Section 2.8      Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the IBCA (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Common Stock Merger Consideration. Such stockholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the IBCA, except that all Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting stockholders under the IBCA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Common Stock Merger Consideration upon surrender in the manner provided in Section 2.7 of the certificate(s) that, immediately prior to the Effective Time, evidenced such shares. The Company shall give Acquiror: (a) prompt notice of any written demands for payment of fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the IBCA and received by the Company relating to stockholders’ dissenters’ rights; and (b) the opportunity to participate in all negotiations and proceedings with respect to demands under the IBCA consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Acquiror, (i) make any payment with respect to such demand, (ii) offer to settle or settle any demand for payment of fair value or (iii) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the IBCA.

Section 2.9      Withholding Rights. The Exchange Agent or Acquiror will be entitled to deduct and withhold from the Common Stock Merger Consideration or any other amounts payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock such amounts as the Exchange Agent or Acquiror are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local, or non-U.S. tax law; provided, however, other than with respect to the Company’s failure to timely deliver the certificate described in Section 8.9 prior to Closing, that, if the Exchange Agent or Acquiror intend to deduct or withhold any such amounts, Acquiror shall, and shall request the Exchange Agent to, provide notice to the Company of its intent to so deduct or withhold at least five (5) Business Days in advance of doing so and cooperate in good faith with the Company to minimize such deduction or withholding. To the extent that such amounts are properly withheld by the Exchange Agent or Acquiror and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by the Exchange Agent or Acquiror.

Section 2.10      Election Procedure.

(a)            Each person who, on or prior to the Election Deadline, is a record holder of shares of Company Common Stock other than Excluded Shares shall be entitled to specify the number of such holder’s shares of Company Common Stock with respect to which such holder makes a Cash Election, a Share Election or a Mixed Election.

(b)            Acquiror shall prepare a form of election (the “Form of Election”), which shall include transmittal materials described in Section 2.7, in form and substance reasonably acceptable to the Company. The Form of Election shall specify that delivery shall be effected, and risk of loss and title to any Company Stock Certificates shall pass, only upon proper delivery of the Form of Election and any Company Stock Certificates in accordance with Section 2.7. The Company shall mail the Form of Election on a date to be mutually agreed by Acquiror and the Company that is not more than forty-five (45), nor less than thirty (30) days, prior to the anticipated Closing Date or such other date as Acquiror and the Company shall mutually agree (the “Mailing Date”) to all persons who are record holders of shares of Company Common Stock as of the close of business on the fifth (5th) Business Day prior to the Mailing Date (the “Election Form Record Date”). The Form of Election shall be used by each record holder of shares of Company Common Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election, a Share Election or a Mixed Election. The Company shall use its reasonable best efforts to make the Form of Election available as may be reasonably requested from time to time by all persons who become record holders of shares of Company Common Stock during the period between the Election Form Record Date and the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for Acquiror and the Exchange Agent to perform as specified herein.

(c)            Any holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office by 5:00 p.m., local time, on the twenty-fifth (25th) day following the Mailing Date (or such other time and date as Acquiror and the Company may agree) (the “Election Deadline”), a Form of Election properly completed and signed and accompanied by: (i) Company Stock Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Company Stock Certificates as set forth in such Form of Election from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Company Stock Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery); or (ii) in the case of book-entry shares, any additional documents required by the procedures set forth in the Form of Election. After a Cash Election, a Share Election or a Mixed Election is properly made with respect to any shares of Company Common Stock, no further registration of transfers of such shares of Company Common Stock shall be made on the stock transfer books of the Company, unless and until such Cash Election, Share Election or Mixed Election is properly revoked.

(d)            Acquiror and the Company shall publicly announce the anticipated Election Deadline at least three (3) Business Days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline may, upon mutual agreement of Acquiror and the Company, be similarly delayed to a subsequent date, and Acquiror and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(e)            Any Cash Election, Share Election or Mixed Election may be revoked with respect to all or a portion of the shares of Company Common Stock subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Cash Elections, Share Elections and Mixed Elections shall automatically be revoked if this Agreement is terminated in accordance with its terms. If a Cash Election, Share Election or Mixed Election is revoked, the shares as to which such election previously applied shall be treated as Non-Electing Company Shares unless a contrary election is properly made by the holder within the period during which elections are permitted to be made pursuant to this Section 2.10. Company Stock Certificates will not be returned to holders in the event an election is revoked unless the holder so requests.

(f)            Subject to the terms of this Agreement and the Form of Election, the reasonable, good-faith determination of the Exchange Agent (or the joint determination of Acquiror and the Company, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections, Mixed Elections and Share Elections shall have been properly made or revoked pursuant to this Section 2.10 (and to disregard any immaterial defects in the Forms of Election) and as to when Cash Elections, Mixed Elections, Share Elections and revocations were received by the Exchange Agent. The Exchange Agent (or Acquiror and the Company jointly, in the event that the Exchange Agent declines to make the following computation) shall also make all computations contemplated by Section 2.1(a), and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of Acquiror (subject to the consent of the Company, not to be unreasonably withheld), make any rules as are consistent with this Section 2.10 for the implementation of the Cash Elections, Mixed Elections and Share Elections provided for in this Agreement as shall be necessary or desirable to effect these Cash Elections, Mixed Elections and Share Elections. None of Acquiror, the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in a Form of Election.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as Previously Disclosed, the Company hereby represents and warrants to Acquiror as follows:

Section 3.1      Company Organization. The Company: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Illinois and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the Company; (b) is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956, as amended; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The Company has provided to Acquiror true and correct copies of the Company Articles of Incorporation and Company Bylaws and all amendments thereto, each of which is true, complete and correct and in full force and effect as of the date of this Agreement. The Company has no Subsidiaries other than the Bank and those entities listed on Section 3.1 of the Company Disclosure Schedules.

Section 3.2      Company Subsidiary Organizations. The Bank is an Illinois state chartered bank duly organized, validly existing and in good standing under the laws of the state of Illinois. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the Company. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the date of this Agreement.

Section 3.3      Authorization; Enforceability. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board. The Company Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of the Company and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of the Company and its stockholders. The Company Board has directed the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to the Company’s stockholders for consideration at a duly held meeting of such stockholders and has resolved to recommend that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Company Stockholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 3.4      No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Company Stockholder Approval, contravene, conflict with or result in a violation of any provision of the certificate of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, the Company or any of its Subsidiaries; (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (c) except as listed on Section 3.4 of the Company Disclosure Schedules, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under any Company Material Contract. Except for: (i) the filing by Acquiror of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing by Acquiror Bank of applications, filings and notices, as applicable, with the Illinois State Department of Financial and Professional Regulation, Division of Banking and approval of such applications, filings and notices; (iii) the filing by Acquiror Bank of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iv) the filing by Acquiror with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing by Acquiror of the Nevada Articles of Merger with the Nevada Secretary of State pursuant to the NRS and the filing by the Company of the Illinois Articles of Merger with the Illinois Secretary of State pursuant to the IBCA; and (vi) such filings and approvals as are required to be made or obtained by Acquiror under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 3.5      Company Capitalization.

(a)            The authorized capital stock of the Company currently consists exclusively of: (i) 500,000 shares of Company Common Stock, of which, as of the date of this Agreement (the “Company Capitalization Date”), 353,083 shares were issued and outstanding, and 7,000 shares were held in treasury of the Company, (ii) 300 shares of Company Preferred Stock, of which 300 shares were issued and outstanding as of the Company Capitalization Date, (iii) 3,500 shares of undesignated preferred stock, of which no shares were issued and outstanding as of the Company Capitalization Date, and (iv) 6,800 shares of series C preferred stock, of which no shares were issued and outstanding as of the Company Capitalization Date. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)            As of the Company Capitalization Date, no shares of Company Capital Stock were reserved for issuance.

(c)            Other than the Company Phantom Stock, no equity-based awards were outstanding as of the Company Capitalization Date. Since December 31, 2022 through the date hereof, the Company has not: (i) issued or repurchased any shares of Company Common Stock or other equity securities of the Company, or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Common Stock or any other equity-based awards. Since December 31, 2022 through the date of this Agreement, neither the Company nor any of its Subsidiaries has accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards.

(d)            None of the shares of Company Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement, other than the Company Phantom Stock, there are: (i) no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any equity security of the Company or its Subsidiaries, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Other than its Subsidiaries or as set forth on Section 3.5(d) of the Company Disclosure Schedules, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.6      Company Subsidiary Capitalization. Other than as set forth on Section 3.6 of the Company Disclosure Schedules, all of the issued and outstanding shares of capital stock or other equity ownership interests of: (a) each Subsidiary, or (b) any other company in which the Company holds an equity interest (excluding equity interests held through the Company’s or Bank’s investment portfolio, or equity pledges held by the Bank as collateral in connection with its lending business), are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.7      Financial Statements and Reports; Regulatory Filings.

(a)            True and complete copies of the following financial statements (collectively, the “Company Financial Statements”) have been made available to Acquiror: (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020, 2021 and 2022, and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended; and (ii) the unaudited consolidated interim balance sheet of Company and its Subsidiaries as of September 30, 2023 and the related statement of income for the nine-month period then ended.

(b)            The Company Financial Statements have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the Financial Statements are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Company Financial Statements. As of the date hereof, CliftonLarsonAllen LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company.

(c)            The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)            The Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2021, with all applicable federal or state securities or banking authorities except to the extent failure to file would not have a Material Adverse Effect on the Company and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(e)            There has not been any event or occurrence since January 1, 2021 that would result in a determination that the Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 3.8      Books and Records. The books of account, minute books, stock record books and other records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the material substance of events and transactions included therein.

Section 3.9      Properties.

(a)            Section 3.9(a) of the Company Disclosure Schedules lists or describes all interests in real property owned by the Company and each of its Subsidiaries, including OREO, as of the date of this Agreement, together with the address of such real estate, and each lease of real property to which it is a party, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office.

(b)            The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as noted in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of the Company or the Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company’s Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement (collectively, the “Company Permitted Exceptions”). The Company and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of the Company, the lessor. To the Knowledge of the Company and excluding OREO, all buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

Section 3.10      Loans; Loan Loss Reserve.

(a)            Each loan, loan agreement, note, lease or other borrowing agreement by the Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes, to the Knowledge of the Company, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.

(b)            All Company Loans originated or purchased by the Bank were made or purchased in accordance with the policies of the board of directors of the Bank and in the Ordinary Course of Business of the Bank. The Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, and, the Bank has complied in all material respects with all Legal Requirements relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Bank or an entity controlled by an executive officer or director during the three (3) years immediately preceding the date hereof.

(c)            Section 3.10(c) of the Company Disclosure Schedules lists, as of September 30, 2023, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Bank; (iii) that has been listed on any “watch list” or similar internal report of the Bank; (iv) that has been the subject of any notice to the Bank from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Company Loan; (v) with respect to which the Bank has Knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Company Loan or by any obligor of such Company Loan; or (vi) that represents an extension of credit to an executive officer or director of the Bank or an entity controlled by an executive officer or director.

(d)            The Bank’s allowance for loan and lease losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with the Bank’s internal policies, and, in the reasonable judgment of the Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off, on outstanding Company Loans.

(e)            To the Knowledge of the Company: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

Section 3.11      Taxes.

(a)            The Company and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable permitted extensions), all Tax Returns that it was required to file, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries has paid, or made adequate provision (which provisions are properly reflected in the Company Financial Statements) for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by the Company or any of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided and which are reflected on the Company Financial Statements.

(b)            There is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries with respect to any Taxes due from or owing by any of them or any Tax Return filed or required to be filed by any of them. No audit, examination or investigation related to Taxes paid or payable by the Company and each of its Subsidiaries is presently being conducted or threatened in writing by any Regulatory Authority. Neither the Company nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets. Neither the Company nor its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect or executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force.

(c)            The Company and each of its Subsidiaries has delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material Taxes owed by it and all examination reports and statements of deficiencies filed, assessed against or agreed to by it with respect to the last three (3) fiscal years.

(d)            None of the Company or any of its Subsidiaries has engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

(e)            None of the Company or any of its Subsidiaries have deferred any portion of any payroll, social security, unemployment, withholding Taxes or other Taxes pursuant to the CARES Act nor claimed the “employee retention credit” available under Section 2301 of the CARES Act.

(f)            No claim has been made in writing by any Regulatory Authority in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as applicable, is, or may be, subject to Tax by that jurisdiction. No private letter rulings or similar rulings have been requested by or with respect to the Company or any of its Subsidiaries, or entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(g)            The Company and each of its Subsidiaries have complied in all respects with all Legal Requirements relating to the payment and withholding of Taxes and have properly and timely withheld all Taxes required to be withheld by the Company in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder, Affiliate, customer, supplier or other Person; and the Company and each of its Subsidiaries have complied with all reporting and record-keeping requirements relating thereto. To the extent required, the Company and each of its Subsidiaries have properly and timely paid all such withheld Taxes to the Regulatory Authority or have properly set aside such withheld amounts in accounts for such purpose.

(h)            Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:

(i)            Any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;

(ii)            An open transaction occurring on or prior to the Closing Date;

(iii)            A prepaid amount or advance payments received on or before the Closing Date;

(iv)            Any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign law;

(v)            Any election under Section 108(i) of the Code;

(vi)            A transaction entered into on or before the Closing Date reported under the installment method of accounting or the long-term contract method of accounting; or

(vii)            The application of Section 263A of the Code (or any comparable provision of state, local or foreign Tax laws).

(i)            Neither the Company nor any of its Subsidiaries (i) is a party to a Tax sharing, Tax allocation or similar agreement; (ii) is or has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than an affiliated group of which the Company is, or was, the common parent); or (iii) otherwise has liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(j)            Within the past three (3) years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, nor has the stock of either the Company or any of its Subsidiaries been distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k)            Neither the Company’s nor any of its Subsidiaries’ net operating losses are subject to limitation as a result of an “ownership change” within the meaning of Section 382(g) of the Code, other than the ownership change that will occur as a result of the transaction contemplated by this Agreement.

(l)            Except as reflected on the Company Financial Statements, there are no charges, accruals or reserves for unpaid Taxes of the Company or any Subsidiary that in accordance with GAAP should be shown on such Company Financial Statements. No liability for Taxes has been incurred by the Company or any of its Subsidiaries since the most recent Company Financial Statement, other than Taxes resulting from operations in the Ordinary Course of Business.

(m)            None of the Company’s or any of its Subsidiary’s “goodwill” or “going concern value” (as such terms are defined in Section 197(d) of the Code) was held or used by such Company or Subsidiary (or any predecessor of the Company or such Subsidiary) or any “related person” (within the meaning of Code Section 197(f)) to the Company or such Subsidiary on or prior to August 10, 1993, and no such asset will be subject to the anti-churning rules of, or otherwise be excluded from the definition of an “amortizable section 197 intangible” (as defined in Code Section 197) as a result of, Code Section 197(f)(9) and the Treasury Regulations promulgated pursuant thereto as a result of the transactions contemplated by this Agreement.

Section 3.12      Employee Benefits.

(a)            Section 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan. With respect to each Company Benefit Plan, the Company has delivered or made available to Acquiror true and complete copies of the following: (i) copies of the Company’s current employee policy manual; (ii) copies of the most recent plan documents (or a written description where no formal plan document exists), all amendments thereto, all related trusts and other funding vehicles, all related plan descriptions (including summaries of material modifications), and material written communications provided to participants; (iii) to the extent applicable, for the last three (3) years, annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants, financial statements, and actuarial reports; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; (v) current ERISA bonds; (vi) Forms 1094 and 1095 for 2019, 2020, and 2021; and (vii) other material ancillary documents including the following documents related to each Company Benefit Plan:

(A)            all material contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors;

(B)            all notices and other material written communications that were given by the Company, any Subsidiary, or any Company Benefit Plan to the IRS, the DOL or the PBGC pursuant to applicable Legal Requirements within the six (6) years preceding the date hereof;

(C)            all notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the six (6) years preceding the date hereof;

(D)            with respect to any equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award), (1) a complete and correct list of recipients of outstanding awards as of the date hereof, (2) the number of outstanding awards held by each recipient as of the date hereof and (3) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted; and

(E)            with respect to any “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code (“Section 409A”) that the Company maintains: (1) a complete and correct list of participants in each such deferred compensation plan; (2) a statement of the liabilities thereunder; and (3) the vested status of any such liabilities for employees of the Company and each of its Subsidiaries. No such plan of the Company is funded as defined under ERISA.

(b)            Except as set forth on Section 3.12(b)(i) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the Contemplated Transactions. Except as set forth on Section 3.12(b)(ii) of the Company Disclosure Schedules, no Company Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code.

(c)            Except as set forth on Section 3.12(c) of the Company Disclosure Schedules, neither the Company nor any Company ERISA Affiliate sponsors, maintains, administers or contributes to, or, has ever sponsored, maintained, administered or contributed to, or has, has had or could have, any liability with respect to, (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iii) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies); (iv) any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code; or (v) “multiple employer plan” within the meaning of Section 413(c) of the Code. With respect to any such Company Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Company Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither the Company nor any of the Company ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither the Company nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Company Benefit Plan. No Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA) is underfunded when comparing the present value of accrued liabilities under such plan to the market value of plan assets.

(d)            Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter, or, in the case of a volume submitter prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor, and no subsequent amendment has been made to such plan that would prevent the Company from relying on such opinion letter), and, to the Knowledge of the Company, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust.

(e)            Each Company Benefit Plan is and has been established, maintained, funded and administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

(f)            Other than routine claims for benefits made in the Ordinary Course of Business, there is no current litigation, claim or assessment pending or, to the Knowledge of the Company, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.

(g)            No Company Benefit Plan fiduciary or any other person has, or has had any liability to any Company Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To the Knowledge of the Company, no disqualified person (as defined in Code Section 4975(e)(2)) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(h)            No Company Benefit Plan or Company Benefit Plan fiduciary has engaged in any transaction involving Company Common Stock with respect to which a selling shareholder has made an election under Code Section 1042 and the Company has consented under Code Section 1042 to the application of Code Sections 4978 and 4979A.

(i)            All accrued contributions and other payments to be made by the Company or any Subsidiary to any Company Benefit Plan (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.

(j)            There are no current or anticipated obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws).

(k)            No event has occurred, or to the Knowledge of the Company, no circumstance exists that could result in a material increase in premium costs of Company Benefit Plans or a material increase in benefit costs of such Company Benefit Plans that are self-insured as compared to the Company’s fiscal year ended December 31, 2022.

(l)            No condition exists as a result of which the Company or any Subsidiary would have any material liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan in all material respects.

(m)            Neither the Company nor any of its Subsidiaries has implemented, adopted or otherwise utilized a formal severance plan or policy and no such plan or policy is currently in place.

(n)            Neither the Company nor any of its Subsidiaries have any current or anticipated liabilities, other than liabilities assumed in the Ordinary Course of Business, to employees or former employees that are not reflected in the Company Financial Statements.

(o)            Except as set forth on Section 3.12(o) of the Company Disclosure Schedules, each Company Benefit Plan may be amended, terminated or otherwise discontinued as of the Closing Date to the extent provided under its terms without any liability to Acquiror or to Acquiror ERISA Affiliates.

(p)            Each of the Company’s and its Subsidiary’s “nonqualified deferred compensation” plans within the meaning of Section 409A has been operated and administered in material compliance with Section 409A and subsequent regulatory guidance thereunder and each such plan has been in documentary compliance with Section 409A and subsequent regulatory guidance thereunder.

Section 3.13      Compliance with Legal Requirements. The Company and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2021, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2021, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 3.14      Legal Proceedings; Orders.

(a)            Except as set forth on Section 3.14 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its successors or Affiliates) that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted.

(b)            Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of the Company, since January 1, 2021, none of the foregoing has been threatened by any Regulatory Authority.

Section 3.15      Absence of Certain Changes and Events. Except as listed in Section 3.15 of the Company Disclosure Schedules, since December 31, 2022, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business, and without limiting the foregoing with respect to each, since December 31, 2022, there has not been any:

(a)            change in their authorized or issued capital stock; grant of any stock option or right to purchase shares of their capital stock; issuance of any security convertible into such capital stock or evidences of indebtedness (except in connection with customer deposits); grant of any registration rights; purchase, redemption, retirement or other acquisition by them of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of their capital stock, except as reflected on the Company Financial Statements;

(b)            amendment to their certificate of incorporation, charter or bylaws or adoption of any resolutions by their board of directors or stockholders with respect to the same;

(c)            payment or increase of any bonus, salary or other compensation to any of their stockholders, directors, officers or employees, except for normal increases in the Ordinary Course of Business or in accordance with any then-existing Company Benefit Plan, or entry into any employment, consulting, non-competition, change in control, severance or similar Contract with any stockholder, director, officer or employee, except for the Contemplated Transactions and except for any employment, consulting or similar agreement or arrangement that is terminable at will or upon thirty (30) days’ notice or less, without penalty or premium;

(d)            adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase in the payments to or benefits under, any Company Benefit Plan;

(e)            damage to or destruction or loss of any of their assets or property, whether or not covered by insurance and where the resulting diminution in value individually or in the aggregate is greater than $100,000;

(f)            entry into, termination or extension of, or receipt of notice of termination of any joint venture or similar agreement pursuant to any Contract or any similar transaction;

(g)            except for this Agreement, entry into any new, or modification, amendment, renewal or extension (through action or inaction) of the terms of any existing, lease, Contract or license that has a term of more than one year or that involves the payment by the Bank of more than $100,000 in the aggregate;

(h)            Company Loan or commitment to make any Company Loan other than in the Ordinary Course of Business;

(i)            Company Loan or commitment to make, renew, extend the term or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loans to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of the Bank, or has been classified by the Bank or any Regulatory Authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan”;

(j)            incurrence by them of any obligation or liability (fixed or contingent) other than in the Ordinary Course of Business;

(k)            sale (other than any sale in the Ordinary Course of Business), lease or other disposition of any of their assets or properties, or mortgage, pledge or imposition of any lien or other encumbrance upon any of their material assets or properties, except: (i) for Company Permitted Exceptions; or (ii) as otherwise incurred in the Ordinary Course of Business;

(l)            to the Company’s Knowledge, cancellation or waiver by them of any claims or rights with a value in excess of $100,000;

(m)            any investment by them of a capital nature (e.g., construction of a structure or an addition to an existing structure on property owned by the Company or any of its Subsidiaries) individually or in the aggregate exceeding $100,000;

(n)            except for the Contemplated Transactions, merger or consolidation with or into any other Person, or acquisition of any stock, equity interest or business of any other Person;

(o)            transaction for the borrowing of monies, or any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

(p)            material change in any policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and Tax planning, accounting or any other material aspect of their business or operations, except for such changes as may be required in the opinion of the management of the Company or its Subsidiaries, as applicable, to respond to then-current market or economic conditions or as may be required by any Regulatory Authorities;

(q)            filing of any applications for additional branches, opening of any new office or branch, closing of any current office or branch, or relocation of operations from existing locations;

(r)            discharge or satisfaction of any material lien or encumbrance on their assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business;

(s)            entry into any Contract or agreement, with an amount, individually or in the aggregate in excess of $100,000, to buy, sell, exchange or otherwise deal in any assets or series of assets, including any Contracts relating to investment securities, but excluding (i) OREO, (ii) the pledging of collateral to secure public funds and (iii) entry into any repurchase agreements in the Ordinary Course of Business;

(t)            purchase or other acquisition of any investments, direct or indirect, in any derivative securities, financial futures or commodities or entry into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;

(u)            hiring of any employee with an annual salary in excess of $150,000;

(v)            made or changed any Tax election, filed any amended Tax Return, entered into any closing agreement related to Taxes, settled any Tax claim or assessment, requested or consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than as a result of filing a Tax Return pursuant to a valid extension of time to file entered into in the Ordinary Course of Business), or surrendered any right to claim a Tax refund;

(w)            agreement, whether oral or written, by it to do any of the foregoing; or

(x)            event or events that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.16      Material Contracts. Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Section 3.16 of the Company Disclosure Schedules lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a “Company Material Contract”) as of the date of this Agreement, true, complete and correct copies of each of which have been delivered or made available to Acquiror:

(a)            each lease of real property to which the Company or any of its Subsidiaries is a party;

(b)            all loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of $250,000, exclusive of deposit agreements with customers of the Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank of Chicago advances;

(c)            each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $100,000 (other than Contracts for the sale of loans);

(d)            each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of $100,000;

(e)            each Contract not referred to elsewhere in this Section 3.16 that: (i) relates to the future purchase of goods or services that materially exceeds the requirements of its business at current levels or for normal operating purposes; or (ii) could reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries;

(f)            each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $100,000);

(g)            each material licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors regarding the appropriation or the nondisclosure of any of its intellectual property;

(h)            each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(i)            each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;

(j)            each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its subsidiaries to engage in any line of business or to compete with any Person;

(k)            each Contract providing for payments to or by any Person based on sales, purchases or profits (other than direct payments for goods) having an average annual amounts in excess of $100,000;

(l)            each current material consulting or non-competition agreement to which the Company or any of its Subsidiaries is a party;

(m)            the name of each Person who is or would be entitled pursuant to any Contract or Company Benefit Plan to receive any payment from the Company or its Subsidiaries as a result of the consummation of the Contemplated Transactions (including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation) and the maximum amount of such payment;

(n)            each Contract for capital expenditures for a single property, individually, or collectively with any other Contract for capital expenditures on such property, in excess of $100,000; and

(o)            each Company Benefit Plan.

Section 3.17      No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Company’s Knowledge, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. To the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) would contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except as listed in Section 3.10(c) of the Company Disclosure Schedules. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2021, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the date of this Agreement. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable by or to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

Section 3.18      Insurance. Section 3.18 of the Company Disclosure Schedules lists all insurance policies and bonds owned or held as of the date of this Agreement by the Company and its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. The Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all known claims thereunder have been filed in due and timely fashion. Section 3.18 of the Company Disclosure Schedules lists and briefly describes all claims that have been filed under such insurance policies and bonds within the two (2) years prior to the date of this Agreement that individually or in the aggregate exceed $100,000 and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past two (2) years.

Section 3.19      Compliance with Environmental Laws. There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor to the Knowledge of the Company, is there any factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is the owner of any interest in real estate, other than OREO, on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property. The Company and each Subsidiary of the Company has complied in all material respects with all Environmental Laws applicable to it and its business operations. Except as set forth on Section 3.19 of the Company Disclosure Schedules, neither the Company nor the Bank has renovated or otherwise had construction performed on the parcels of real property set forth on Section 3.9 of the Company Disclosure Schedules since the completion of construction of the facilities located on such parcels, in each case which renovation or construction was done in compliance with Environmental Laws at such time.

Section 3.20      Transactions with Affiliates. Except as set forth in Section 3.20 of the Company Disclosure Schedules, no officer or director of the Company or any of its Subsidiaries, any Immediate Family Member of any such Person, and no entity that any such Person “controls” within the meaning of Regulation O of the Federal Reserve has (a) any Company Loan or any other agreement with the Company or any of its Subsidiaries (other than an agreement related to a deposit account) or (b) any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to, the business of the Company or any of its Subsidiaries.

Section 3.21      Brokerage Commissions. Except for fees payable to Keefe Bruyette & Woods, Inc. pursuant to an engagement letter that has been delivered or made available to Acquiror, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 3.22      Approval Delays. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The Bank’s most recent CRA rating was “satisfactory” or better.

Section 3.23      Labor Matters.

(a)            There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There are, and for the past three (3) years have been, no labor disputes, strikes, work stoppages or lockouts, or, to the Knowledge of the Company, any threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or, to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice.

(b)            The Company and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, payment of wages and other compensation, deductions and withholdings from wages and other compensation, hours of work, overtime, meal and rest breaks, wage statements, benefits, vacation or sick leave, labor practices, collective bargaining, the classification of employees as exempt or non-exempt, the classification of independent contractors, the termination of employment, employment policies or practices, personal or family leave, child labor, labor or employee relations, affirmative action, equal employment opportunity and fair employment practices, disability rights or benefits, workers’ compensation, unemployment compensation and insurance, health insurance continuation, whistle blowing, harassment, discrimination, retaliation, plant closures, employee layoffs and furloughs, applicable state and local emergency COVID-19 laws and COVID-19 business operating laws and directives, employee trainings and notices, recordkeeping, and occupational safety and health (collectively, “Employment Laws”).

(c)            Except as set forth on Section 3.23(c) of the Company Disclosure Schedules, to the Knowledge of the Company, no executive officer or manager of the Company or any of its Subsidiaries has given written notice to the Company or the applicable Subsidiary of any present intention to terminate his or her employment.

(d)            Except as set forth on Section 3.23(d) of the Company Disclosure Schedules, all persons employed by the Company or any of its Subsidiaries are employed at will and may be terminated without any penalty, liability, or severance obligation. Except as set forth on Section 3.23(d) of the Company Disclosure Schedules, the execution of this Agreement and the consummation of the Contemplated Transactions (either alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not result in: (i) the change of such employees’ at will nature of employment; (ii) any payments being due to any employee of the Company or any of its Subsidiaries; or (iii) the acceleration of vesting of any benefits for any employees of the Company or any of its Subsidiaries.

(e)            No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board.

(f)            There are no Proceedings pending before any Regulatory Authority, and within the past three (3) years none have been filed, or to the Knowledge of the Company threatened to be filed, alleging that the Company or any of its Subsidiaries have engaged in, or are liable for, any actual or alleged: (i) violation of Employment Laws; (ii) breach of any express or implied contract of employment; (iii) wrongful termination of employment; or (d) any other discriminatory, wrongful, or tortious conduct in connection with the employment relationship.

(g)            Within the past three (3) years: (i) there have been no written or, to the Knowledge of the Company oral, complaints made regarding any actual or alleged sexual harassment by any employee of the Company or any of its Subsidiaries; and (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreement relating to allegations of sexual harassment by any officer, manager, or senior management employee of the Company or any of its Subsidiaries.

(h)            The Company and its Subsidiaries have withheld all amounts required by any Legal Requirement or any contract to be withheld from the wages, salaries, and other payments to employees, and neither the Company nor any Subsidiary is liable for any arrears of wages, compensation, taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and its Subsidiaries have paid in full to all employees, independent contractors, and consultants, all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and independent contractors except as such amounts have been accrued but not yet paid in the Ordinary Course of Business.

(i)            Except as set forth on Section 3.23(i) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Regulatory Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business).

(j)            The Company and its Subsidiaries are and have been in compliance with all Legal Requirements regarding immigration and verification of employees’ authorization to work in the jurisdiction in which they are employed, including but not limited to the preparation and maintenance of Form I-9s. To the Knowledge of the Company, within the past three (3) years, neither the Company nor any of its Subsidiaries has been the subject of any audit, investigation, or inquiry conducted by the U.S. Department of Homeland Security or any of its subsidiary departments or divisions including but not limited to U.S. Customs and Immigration Service, and U.S. Immigration and Customs Enforcement, or any predecessor agency, department, or division thereof with responsibility for investigating or enforcing Legal Requirements relating to immigration or verification of employees’ authorization to work in the United States. Within the past three (3) years, neither the Company nor any of its Subsidiaries have received any no-match letters from the U.S. Social Security Administration, nor any other written or, to the Knowledge of the Company oral, notice that any employee of the Company or any of its Subsidiaries is or may not be legally authorized to work in the jurisdiction in which such employee was employed.

(k)            Neither the Company nor any of its Subsidiaries has engaged in any “plant closing” or “mass layoff” (as those terms are defined in the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq., or any similar state or local law).

(l)            To the Company’s Knowledge, no employee of the Company or its Subsidiaries is in violation in any material respect of any term of any employment agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer or other third party relating to (i) the right of such employee to be employed by the Company or the applicable Subsidiary because of the nature of the business conducted or currently proposed to be conducted by the Company or such Subsidiary; (ii) the use of trade secrets or proprietary information of others; or (iii) the solicitation or recruitment of the employees, consultants, independent contractors or customers or others.

(m)            To the extent applicable, the Company and each of its Subsidiaries are and have been in full compliance with all applicable Legal Requirements promulgated or enforced by the U.S. Department of Labor’s Office of Federal Contract Compliance Programs, including but not limited to: (i) Executive Order 11246; (ii) the Vietnam Era Veterans’ Readjustment Assistance Act; (iii) Section 503 of the Rehabilitation Act of 1973; and (iv) any other similar requirements imposed pursuant to any applicable local, state, or federal Legal Requirement applicable to persons or entities engaged in contracts with any local, state, or federal agency.

(n)            Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees, employment practices or Employment Laws. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

Section 3.24      Intellectual Property. Each of the Company and its Subsidiaries has the unrestricted right and authority, and the Surviving Entity and its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.

Section 3.25      Investments.

(a)            Section 3.25(a) of the Company Disclosure Schedules includes a complete and correct list and description as of September 30, 2023, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of the Company or the Bank. The Company Investment Securities are valued on the books of the Company and the Bank in accordance with GAAP.

(b)            Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c)            None of the Company or its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.

(d)            All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

Section 3.26      Life Equity Loans.

(a)            Section 3.26(a) of the Company Disclosure Schedules sets forth a true, correct and complete listing of all of the Bank’s Life Equity Loans and associated principal balances as of October 31, 2023. Such listing shall have two main categories: Life Equity Loans that are participated (and the name of the bank or banks participating in each such Life Equity Loan) and those that are not. Such listing shall further group the Life Equity Loans by loan type within each category.

(b)            Since December 31, 2022 through the date of this Agreement, (i) neither the Company, the Bank nor any of the Company’s other Subsidiaries has received any notice from any Life Equity Loan Insurance Company or any of its Representatives that such Life Equity Loan Insurance Company or such Representative shall cease, or shall reduce the number of, Life Equity Loan referrals that it makes to the Bank, and (ii) the dollar amount of new Life Equity Loan originations in each calendar month has not been less than $3,946,000.

Section 3.27      No Other Representations or Warranties.

(a)            Except for the representations and warranties made by the Company in this Article 3, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Acquiror or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article 3, any oral or written information presented to Acquiror or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. No Person has been authorized by the Company or any of its Subsidiaries, or any of their respective Affiliates or Representatives, to make any representation or warranty relating to the Company and its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by Acquiror, its Subsidiaries, or any of their respective Affiliates or Representatives as having been authorized by the Company and its Subsidiaries, or any of their respective Affiliates or Representatives (or any other Person).

(b)            The Company acknowledges and agrees that neither Acquiror nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 4.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as Previously Disclosed, Acquiror hereby represents and warrants to the Company as follows:

Section 4.1      Acquiror Organization. Acquiror: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Acquiror; (b) is registered with the Federal Reserve as a financial holding company under the Bank Holding Company Act of 1956, as amended; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Acquiror Articles of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. Acquiror has no subsidiary other than the subsidiaries listed on Exhibit 21 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Section 4.2      Acquiror Subsidiary Organizations. Acquiror Bank is an Illinois state chartered bank duly organized, validly existing and in good standing under the laws of the State of Illinois. Each other Subsidiary of Acquiror is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. Acquiror has delivered or made available to the Company copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of Acquiror and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the date of this Agreement.

Section 4.3      Authorization; Enforceability. Acquiror has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Acquiror Board. The Acquiror Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of Acquiror and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of Acquiror and its stockholders. The execution, delivery and performance of this Agreement by Acquiror, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 4.4      No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, Acquiror or any of its Subsidiaries; or (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. Except for: (i) the filing by Acquiror of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing by Acquiror Bank of applications, filings and notices, as applicable, with the Illinois State Department of Financial and Professional Regulation, Division of Banking and approval of such applications, filings and notices; (iii) the filing by Acquiror Bank of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iv) the filing by Acquiror with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing by Acquiror of the Nevada Articles of Merger with the Nevada Secretary of State pursuant to the NRS and the filing by the Company of the Illinois Articles of Merger with the Illinois Secretary of State pursuant to the IBCA; and (vi) such filings and approvals as are required to be made or obtained by Acquiror under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 4.5      Acquiror Capitalization.

(a)            The authorized capital stock of Acquiror currently consists exclusively of: (i) 100,000,000 shares of Acquiror Common Stock, of which, as of the date of this Agreement (the “Acquiror Capitalization Date”), 55,236,093 shares were issued and outstanding, and 2,880,876 shares were held in the treasury of Acquiror; and (ii) 1,000,000 shares of Acquiror’s preferred stock, $0.001 par value per share (the “Acquiror Preferred Stock”), of which no shares were issued and outstanding as of the Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Global Select Market and Acquiror satisfies all of the quantitative maintenance criteria of the Nasdaq Global Select Market.

(b)            As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 1,810,213 shares of Acquiror Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Acquiror Stock Plans and (ii) 2,035,293 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Stock Plans.

Section 4.6      Acquiror Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Acquiror has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of Acquiror owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 4.7      Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.

(a)            Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder which are applicable to Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)            The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. As of the date hereof, RSM US LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.

(c)            Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2021, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on Acquiror and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(d)            Acquiror and its consolidated Subsidiaries have established and maintained a system of internal control over financial reporting. Acquiror’s certifying officers have evaluated the effectiveness of Acquiror’s internal control over financial reporting as of the end of the period covered by the most recently filed quarterly report on Form 10-Q of Acquiror under the Exchange Act (the “Acquiror Evaluation Date”). Acquiror presented in such quarterly report the conclusions of the certifying officers about the effectiveness of Acquiror’s internal control over financial reporting based on their evaluations as of the Acquiror Evaluation Date. Since the Acquiror Evaluation Date, there have been no changes in Acquiror’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Acquiror’s internal control over financial reporting. Acquiror has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e)            Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2021, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on Acquiror and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(f)            To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2021 that would result in a determination that Acquiror Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 4.8      Books and Records. The books of account, minute books, stock record books and other records of Acquiror and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with Acquiror’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of Acquiror and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

Section 4.9      Loan Loss Reserve. Acquiror Bank’s allowance for loan and lease losses reflected in the Acquiror Financial Statements (including footnotes thereto) was determined on the basis of Acquiror Bank’s continuing review and evaluation of the portfolio of each loan, loan agreement, note, lease or other borrowing agreement by Acquiror Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Acquiror Loans”) under the requirements of GAAP and Legal Requirements, was established in a manner consistent with Acquiror Bank’s internal policies, and, in the reasonable judgment of Acquiror Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Acquiror Loans previously charged-off, on outstanding Acquiror Loans.

Section 4.10      Employee Benefits.

(a)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Acquiror Benefit Plan or any other increase in the liabilities of Acquiror or any Subsidiary under any Acquiror Benefit Plan as a result of the transactions contemplated by this Agreement.

(b)            With respect to any Acquiror Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Acquiror Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither Acquiror nor any of the Acquiror ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither Acquiror nor any of the Acquiror ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Acquiror Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA). No Acquiror Benefit Plan is underfunded when comparing the present value of accrued liabilities under such plan to the market value of plan assets.

(c)            Each Acquiror Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter, or, in the case of a volume submitter or prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or Acquiror and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to Acquiror’s Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Acquiror Benefit Plan or the tax-exempt status of any related trust.

(d)            Each Acquiror Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

(e)            Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to Acquiror’s Knowledge, threatened by, on behalf of, or against any Acquiror Benefit Plan or against the administrators or trustees or other fiduciaries of any Acquiror Benefit Plan that alleges a violation of applicable state or federal law or violation of any Acquiror Benefit Plan document or related agreement.

(f)            No Acquiror Benefit Plan fiduciary or any other person has, or has had, any liability to any Acquiror Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Acquiror Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To Acquiror’s Knowledge, no disqualified person (as defined in Code Section 4975(e)(2)) of any Acquiror Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(g)            All accrued contributions and other payments to be made by Acquiror or any Subsidiary to any Acquiror Benefit Plan have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Acquiror Financial Statements.

(h)            No condition exists as a result of which Acquiror or any Subsidiary would have any material liability, whether absolute or contingent, under any Acquiror Benefit Plan with respect to any misclassification of a person performing services for Acquiror or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Acquiror Benefit Plans are in fact eligible and authorized to participate in such Acquiror Benefit Plan in all material respects.

(i)            Neither Acquiror nor any of its Subsidiaries have any material liabilities to employees or former employees that are not reflected in the Acquiror Benefit Plans.

Section 4.11      Compliance with Legal Requirements. Acquiror and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2021, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2021, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 4.12      Legal Proceedings; Orders.

(a)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.

(b)            Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, since January 1, 2021, none of the foregoing has been threatened by any Regulatory Authority.

Section 4.13      Absence of Certain Changes and Events. Since December 31, 2022, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 4.14      Brokerage Commissions. None of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 4.15      Approval Delays. To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. Acquiror Bank’s most recent CRA rating was “satisfactory” or better.

Section 4.16      Financial Capability. Acquiror has, and will have prior to the Effective Time, sufficient funds to pay the aggregate cash consideration payable pursuant to Section 2.1 and to perform its other obligations contemplated by this Agreement.

Section 4.17      No Other Representations or Warranties.

(a)            Except for the representations and warranties made by Acquiror in this Article 4, neither Acquiror nor any other Person makes any express or implied representation or warranty with respect to Acquiror, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Acquiror hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Acquiror nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to Acquiror, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Acquiror in this Article 4, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Acquiror, the negotiation of this Agreement or in the course of the transactions contemplated hereby. No Person has been authorized by Acquiror or any of its Subsidiaries, or any of their respective Affiliates or Representatives, to make any representation or warranty relating to Acquiror and its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company, its Subsidiaries, or any of their respective Affiliates or Representatives as having been authorized by Acquiror and its Subsidiaries, or any of their respective Affiliates or Representatives (or any other Person).

(b)            Acquiror acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 3.

ARTICLE 5
THE COMPANY’S COVENANTS

Section 5.1      Access and Investigation.

(a)            Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a) as shall be necessary for the purpose of determining the Company’s continued compliance with the terms and conditions of this Agreement and preparing for the integration of Acquiror and the Company and the integration of Acquiror Bank and the Bank following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions for such purposes; provided, however, that such access or investigation shall not interfere materially with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)            From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c)            The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries; in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials, (ii) the disclosure of which would violate any applicable Legal Requirement, (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege, or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.8).

(d)            All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in (i) that certain letter agreement dated as of July 17, 2023, between Acquiror and the Company and (ii) that certain letter agreement dated as of October 30, 2023, between Acquiror and the Company (collectively, and as each may be amended from time to time, the “Confidentiality Agreement”).

Section 5.2      Operation of the Company and Company Subsidiaries.

(a)            Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business in all material respects; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)            Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:

(i)            other than pursuant to the terms of any Contract to which the Company is a party that is outstanding on the date of this Agreement or except as set forth on Section 5.2(b)(i) of the Company Disclosure Schedules: (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Capital Stock, Company Phantom Stock or any security convertible into Company Capital Stock; (B) permit any additional shares of Company Capital Stock or Company Phantom Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of Company Capital Stock;

(ii)            (A) except as set forth on Section 5.2(b)(ii)(A) of the Company Disclosure Schedules make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Capital Stock outside of past practice (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries or as contemplated by this Agreement); or (B) except as set forth on Section 5.2(b)(ii)(B) of the Company Disclosure Schedules directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Capital Stock;

(iii)            amend the terms of, waive any rights under, terminate (other than at its stated expiration date), knowingly violate the terms of or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Capital Stock or rights associated therewith or any outstanding instrument of indebtedness;

(iv)            enter into loan transactions not in accordance with, or consistent with, past practices of the Bank or that are on terms and conditions that, to the Knowledge of the Company, are materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;

(v)            (A) enter into any new credit or new lending relationships greater than $500,000 that would require an exception to the Bank’s formal loan policy as in effect as of the date of this Agreement or that are not in compliance with the provisions of such loan policy; or (B) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;

(vi)            maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable);

(vii)            fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;

(viii)            except as set forth on Section 5.2(b)(viii) of the Company Disclosure Schedules, sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business, (B) of financial assets or investments, or (C) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole;

(ix)            acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that any approvals necessary to complete the Merger or the other Contemplated Transactions will be more difficult to obtain;

(x)            amend the Company Articles of Incorporation or the Company Bylaws, or similar governing documents of any of its Subsidiaries;

(xi)            implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(xii)            except as set forth on Section 5.2(b)(xii) of the Company Disclosure Schedules, or as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the date hereof: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the “Company Employees”), other than increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or stockholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement;

(xiii)            incur or guarantee any indebtedness for borrowed money other than in the Ordinary Course of Business;

(xiv)            enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;

(xv)            settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $100,000 and that would not: (A) impose any material restriction on the business of the Company or its Subsidiaries; or (B) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

(xvi)            make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(xvii)            make, change or revoke any material Tax elections, change or consent to any material change in its or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), take any material position on any material Tax Return filed on or after the date of this Agreement that is inconsistent with past practice, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return, or take any action with respect to Taxes that is outside the Ordinary Course of Business or inconsistent with past practice;

(xviii)            hire any employee with an annual salary in excess of $100,000;

(xix)            take any action that could reasonably be expected to result in the cessation of, or a reduction in the number of, Life Equity Loan referrals from any Life Equity Loan Insurance Company or any of its Representatives to the Bank; or

(xx)            agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.2(b).

(c)            For purposes of Section 5.2(b), Acquiror’s consent shall be deemed to have been given if the Company has made a written request to Jeffrey D. Jones, Executive Vice President and Chief Financial Officer of Acquiror, and John J. Powers, Executive Vice President and General Counsel of Acquiror, for permission to take any action otherwise prohibited by Section 5.2(b) and has provided Acquiror with information sufficient for Acquiror to make an informed decision with respect to such request, and Acquiror has consented in writing or failed to respond to such request within five (5) Business Days after Acquiror’s receipt of such request.

(d)            No later than fourteen (14) days after the date of this Agreement, the Company shall provide to Acquiror executed copies of the agreements attached hereto at Section 5.2(d) of the Company Disclosure Schedules (the “Side Letters”), signed by each Key Employee. On or prior to the Closing Date, the Company shall fully accrue and reflect on the Company Financial Statements the maximum amount which is payable, or may become payable, pursuant to the Side Letters.

Section 5.3      Notice of Changes. The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (b) would cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 8.

Section 5.4      Stockholders’ Meeting. Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation, the Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the IBCA, Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval. The Company and Company Board will use their reasonable best efforts to obtain from its stockholders the votes in favor of the adoption of this Agreement required by the IBCA, including by recommending that its stockholders vote in favor of this Agreement, and the Company and Company Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) Company Board’s recommendation to the Company’s stockholders that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions, including the Merger (a “Company Adverse Recommendation”). However, if, prior to the time the Company Stockholder Approval is obtained, the Company Board, after consultation with outside counsel, determines in good faith it is reasonably likely that to, or to continue to, recommend this Agreement to its stockholders would result in a violation of its fiduciary duties under applicable Legal Requirements, then the Company Board may make a Company Adverse Recommendation or publicly propose or resolve to make a Company Adverse Recommendation.

Section 5.5      Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 5.6      Operating Functions. The Company and the Bank shall cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that Acquiror is the owner of all insurance accounts after the Effective Time and that Acquiror is the agent of record for all policies relating to such insurance accounts after the Effective Time.

Section 5.7      Company Benefit Plans.

(a)            At the request of Acquiror at least ten (10) calendar days prior to the Closing Date, and except as otherwise provided below, the Company’s board of directors will take appropriate action under the terms of such plans to amend or terminate, prior to the Effective Time, any Company Benefit Plan, provided however, that no action taken by the Company with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time.

(b)            Prior to the Effective Time, the Company shall accrue the costs incurred in connection with the Closing, in accordance with applicable accounting rules, that are associated with any payments due under any Company Benefit Plan, including without limitation any change of control or severance agreements, retention or stay bonus programs, or other similar arrangements, consistent with GAAP.

Section 5.8      Acquisition Proposals.

(a)            The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Acquiror with respect to any Acquisition Proposal. The Company will within two (2) Business Days advise Acquiror following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Acquiror apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis.

(b)            The Company agrees that it will not, and will cause its respective Subsidiaries and its and its Subsidiaries’ officers, directors, agents, advisors and Affiliates not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Acquisition Proposal (other than contacting a Person for the sole purpose of seeking clarification of the terms and conditions of such Acquisition Proposal); provided that, in the event the Company receives an unsolicited bona fide Acquisition Proposal from a Person other than Acquiror after the execution of this Agreement, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and, after considering the advice of outside counsel, that failure to take such actions would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements, the Company may: (i) furnish information with respect to it to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); (ii) participate in discussions or negotiations regarding such Acquisition Proposal; and (iii) terminate this Agreement in order to concurrently enter into an agreement with respect to such Acquisition Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this Section 5.8 unless and until (A) five (5) Business Days have elapsed following the delivery to the other party of a written notice of such determination by the Company Board and, during such five (5) Business-Day period, the parties cooperate with one another with the intent of enabling the parties to engage in good faith negotiations so that the Contemplated Transactions may be effected, and (B) at the end of such five (5) Business-Day period, the Company continues, in good faith and after consultation with outside legal counsel and financial advisors, to believe that a Superior Proposal continues to exist.

Section 5.9      Company Tangible Common Equity Calculation.

(a)            Not later than ten (10) days before the expected Closing Date, the Company shall deliver to Acquiror (i) an estimated and unaudited consolidated balance sheet of the Company, as of the expected Closing Date (the “Company Estimated Closing Balance Sheet”), which shall (A) be prepared in good faith based on all available information at such time pursuant to GAAP and this Agreement, and (B) include a calculation of Company Tangible Common Equity as of the expected Closing Date, and (ii) reasonable supporting documentation for the Company Estimated Closing Balance Sheet.

(b)            After delivery of the Company Estimated Closing Balance Sheet, the parties shall work together in good faith, which in the case of the Company shall include providing Acquiror with such documentation and information in its possession or control as Acquiror shall reasonably request, to agree at least one Business Day prior to the expected Closing Date on an updated estimated consolidated balance sheet of the Company as of the expected Closing Date (the “Final Closing Balance Sheet”), which shall (i) be prepared in good faith based on all available information at such time pursuant to GAAP and this Agreement, and (ii) include a calculation of Company Tangible Common Equity as of the expected Closing Date. The Final Closing Balance Sheet, and the calculation of the Company Tangible Common Equity contained therein, as mutually agreed to by the parties (such agreement not to be unreasonably withheld, conditioned or delayed), shall become final and binding.

ARTICLE 6
ACQUIROR’S COVENANTS

Section 6.1      Access and Investigation.

(a)            Subject to any applicable Legal Requirement, the Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a) as shall be necessary for the purpose of determining Acquiror’s continued compliance with the terms and conditions of this Agreement. The Company and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of Acquiror and each of its Subsidiaries and of their respective financial and legal conditions for such purposes; provided, however, that such access or investigation shall not interfere materially with the normal operations of Acquiror or any of its Subsidiaries. Upon request, Acquiror and each of its Subsidiaries will furnish the Company or its Representatives attorneys’ responses to auditors’ requests for information regarding Acquiror or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by the Company (provided, such disclosure would not result in the waiver by Acquiror or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by the Company or any of its Representatives shall affect the representations and warranties made by Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to the Company the disclosure of which, in Acquiror’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, Acquiror and the Company will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)            From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Acquiror shall promptly furnish to the Company: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws, which is not generally available on the SEC’s EDGAR internet database; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c)            All information obtained by the Company in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement.

Section 6.2      Operation of Acquiror and Acquiror Subsidiaries. Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall not, and shall cause each of its Subsidiaries not to: (a) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Acquiror or the Company to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; (b) amend the Acquiror Articles of Incorporation or the Acquiror Bylaws, or similar governing documents of any of its Subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the stockholders of the Company; (c) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of Acquiror Capital Stock (other than dividends from Acquiror’s wholly owned Subsidiaries) in an amount that is materially greater than, or at a frequency that is inconsistent with, past practice as disclosed in the Acquiror’s SEC Reports; or (d) agree to take, make any commitment to take, or adopt any resolutions of Acquiror Board in support of, any of the actions prohibited by this Section 6.2.

Section 6.3      Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 6.4      Operating Functions. Acquiror and Acquiror Bank shall cooperate with the Company and the Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree.

Section 6.5      Indemnification.

(a)            From and after the Effective Time, Acquiror shall indemnify, defend and hold harmless, to the fullest extent permitted under applicable Legal Requirements, each current or former director, officer or employee of the Company or any of its Subsidiaries or fiduciary of the Company or any of its Subsidiaries under any Company Benefit Plans or any Person who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, trustee or employee of another Person (each, an “Indemnified Party”), and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions, whether asserted or claimed prior to, at or after the Effective Time. Acquiror shall also advance expenses incurred by an Indemnified Party in each such case to the fullest extent permitted by applicable Legal Requirements, subject to the receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.

(b)            Prior to the Effective Time, the Company shall obtain or cause its Subsidiaries to obtain and Acquiror shall fully pay the premium for the extension of the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance policies set forth on Section 6.5(b) of the Company Disclosure Schedule (complete and accurate copies of which have been heretofore made available to Acquiror) (the “Existing D&O Policy”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the Existing D&O Policy for a period of six (6) years after the Effective Time; provided that Acquiror shall not be required to pay in the aggregate more than 250% of the amount of the aggregate annual premium paid by the Company, or its Subsidiaries, as applicable, for the current policy term for such policy, which annual premium is set forth on Section 6.5(b) of the Company Disclosure Schedules. It is understood and agreed that if the aggregate premiums for the coverage set forth in this Section 6.5(b) would exceed such 250% amount, Acquiror shall be obligated to pay for the maximum available coverage as may be obtained by the Company, or its Subsidiaries, as applicable, for such 250% amount.

(c)            If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.5.

(d)            The provisions of this Section 6.5 shall survive consummation of the Merger and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 6.6      Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall, as of the date hereof, authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Contemplated Transactions.

Section 6.7      Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the Nasdaq Global Select Market prior to the Closing Date.

ARTICLE 7
COVENANTS OF ALL PARTIES

Section 7.1      Regulatory Approvals. Acquiror and the Company and their respective Subsidiaries will cooperate and use all reasonable best efforts to as promptly as possible prepare, but in no event later than thirty (30) days following the date hereof, file, effect and obtain all Requisite Regulatory Approvals, and the parties will comply with the terms of such Requisite Regulatory Approvals. Each of Acquiror and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Legal Requirements relating to the exchange of information, with respect to all substantive written information submitted to any Regulatory Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all permits, consents, approvals and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions, and each party will keep the other party apprised of the status of material matters relating to completion of the Contemplated Transactions. Acquiror and the Company will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any Regulatory Authority in connection with the Contemplated Transactions. Notwithstanding the foregoing or anything else in this Agreement, nothing shall require Acquiror to, and the Company and its Subsidiaries shall not, without the prior written consent of Acquiror, agree to, take any action or commit to take any action in connection with, or agree to any condition on, or request with respect to, any Requisite Regulatory Approval that would (a) materially and adversely affect the business, operations or financial condition of Acquiror (measured on a scale relative to Acquiror and its Subsidiaries, taken as a whole after giving effect to the Contemplated Transactions), (b) require Acquiror or any of its Subsidiaries to make any material covenants or commitments with a Regulatory Authority or other third party, or complete any divestitures, whether prior to or subsequent to the Closing, (c) result in a Material Adverse Effect on Acquiror and its Subsidiaries, taken as a whole after giving effect to the Contemplated Transactions or (d) restrict in any material respect or impose a material burden on Acquiror or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) in connection with the transactions contemplated hereby or with respect to the business or operation of Acquiror or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) (for purposes of clause (d), materiality shall be measured on a scale relative to Acquiror and its Subsidiaries, taken as a whole after giving effect to the Contemplated Transactions) (a “Burdensome Condition””).

Section 7.2      SEC Registration. As soon as practicable following the date of this Agreement, but in no event later than forty-five (45) days following the date hereof, the Company and Acquiror shall prepare and file with the SEC the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its stockholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Capital Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s stockholders and to Acquiror’s stockholders. Acquiror shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Legal Requirements and the rules and regulations thereunder in connection with the Merger and the issuance of Acquiror Common Stock.

Section 7.3      Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the Nasdaq Rules.

Section 7.4      Reasonable Best Efforts; Cooperation. Each of Acquiror and the Company agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither Acquiror nor the Company will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. Between the date of this Agreement and the Closing Date, each of Acquiror and the Company will, and will cause each Subsidiary of Acquiror and the Company, respectively, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.

Section 7.5      Tax Free Reorganization.

(a)            The parties intend that the Merger qualify as a nontaxable reorganization within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). From and after the date of this Agreement and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts, and shall cause their respective Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Within forty-five (45) days following the Effective Time, the Surviving Entity shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations. Each of the Company and Acquiror shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)            As of the date hereof, the Company does not know of any reason: (i) why it would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Sections 8.8 and 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Sections 8.8 and 9.8, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 9.8. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.

(c)            As of the date hereof, Acquiror does not know of any reason: (i) why it would not be able to deliver to counsel to Acquiror and counsel to the Company, at the date of the legal opinions referred to in Sections 8.8 and 9.8, certificates substantially in compliance with the IRS Guidelines, to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Sections 8.8 and 9.8, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 8.8. Acquiror will deliver such certificates to counsel to Acquiror and counsel to the Company.

Section 7.6      Employees and Employee Benefits.

(a)            All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (each a “Covered Employee” and collectively the “Covered Employees”) shall automatically become employees of Acquiror as of the Closing. For a period of one year following the Closing, (i) any Covered Employee who is retained by Acquiror in substantially the same or similar roles with substantially similar work requirements shall, during the period of time in which such Covered Employee is retained by Acquiror in such role and with such work requirements, receive at least the same base salary or wages that such Covered Employee was paid immediately prior to the Closing; provided that such Covered Employees shall continue to be employees at will subject to severance pay, if any, in accordance with the severance pay schedule set forth on Section 7.6(d) of the Acquiror Disclosure Schedules, and (ii) Acquiror shall maintain employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan).

(b)            For the purpose of satisfying eligibility requirements and vesting periods and for the purposes of determining vacation and severance accruals (but not for the purpose of other benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(c)            In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. After the Closing, Acquiror or a Subsidiary of Acquiror shall recognize, honor and provide all earned but unused paid vacation and sick leave days of the Covered Employees (up to a maximum number of hours of sick leave equal to no more than 520 hours of sick leave) as of the Closing Date.

(d)            Subject to the provisions of Section 7.6(e), following the Effective Time, Acquiror or a Subsidiary of Acquiror will cause any eligible Covered Employee (exempt and non-exempt) to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Section 7.6(d) of the Acquiror Disclosure Schedules. Notwithstanding the foregoing, no Covered Employee eligible to receive severance benefits or other payment triggered by the Merger under an employment, change in control, severance, salary continuation agreement or other agreement (a “CIC Payment”) shall be entitled to participate in the severance policy described in this Section 7.6(d) or to otherwise receive severance benefits. Any Covered Employee who waives and relinquishes his or her right to a CIC Payment will be eligible for a severance payment as provided in this Section 7.6(d).

(e)            Any Company employee who has or is party to any employment agreement, severance agreement, change in control agreement, salary continuation agreement or any other agreement or arrangement (other than Retention Agreements) that provides for a CIC Payment shall not receive any severance benefits as provided in Section 7.6(d) but will receive the CIC Payment to the extent it is required to be paid under such agreement, provided that, on or before the Closing Date, the Company will, with respect to such payments and/or benefits that are reasonably likely to, separately or in the aggregate, without regard to the measures described herein, constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and regulations on account of the transactions contemplated by this Agreement (“Section 280G Payments”), use commercially reasonable efforts to obtain a vote of the Company’s shareholders satisfying the requirements of Section 280G(b)(5) of the Code (the “280G Approval”), such that no portion of the Section 280G Payments will constitute a “parachute payment” under Section 280G(b)(2) of the Code, and use commercially reasonable efforts to obtain a written waiver from each “disqualified individual” providing that, if the 280G Approval is not obtained, no Section 280G Payments shall be payable to or retained by such disqualified individual to the extent reasonably determined by the Company or the Acquiror to be required to avoid the payment of any “excess parachute payment” within the meaning of Section 280G of the Code and, if not successful in obtaining such 280G Approval, take all steps necessary to ensure that the Section 280G Payments are reduced such that the value of the Section 280G Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax under Section 4999 of the Code or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.

(f)            On or prior to the Closing Date, Acquiror, Acquiror Bank, the Company and the Bank shall offer to enter into a Retention Agreement (each, a “Retention Agreement”), substantially in the form of Exhibit D attached hereto, with each of the employees of Company, and for the individual bonus award amounts, set forth in on Section 7.6(f) of the Company Disclosure Schedules (each, a “Retention Payment Recipient”); provided that if an employee listed on Section 7.6(f) of the Company Disclosure Schedules (i) does not enter into a Retention Agreement prior to Closing, or (ii) enters into a Retention Agreement prior to Closing but such employee loses his or her right to receive any payment(s) under the Retention Agreement, then in each case, each such employee shall not be deemed a Retention Payment Recipient and the amount of the individual bonus award attributable to such employee as listed on Section 7.6(f) of the Company Disclosure Schedules shall no longer be owed.

Section 7.7      Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the transactions contemplated by this Agreement.

Section 7.8      Stockholder Litigation. Each of the Company and Acquiror shall give the other the reasonable opportunity to consult concerning the defense of any stockholder litigation against the Company or Acquiror, as applicable, or any of their respective directors or officers relating to the Contemplated Transactions.

Section 7.9      Assumption of Certain Indebtedness. At or before the Effective Time, Acquiror and the Company will execute and deliver, or cause to be executed and delivered, by or on behalf of Acquiror and the Company, one or more supplemental indentures and other instruments, and take or cause to be taken all such other action, required for the due assumption of the Company’s outstanding debt, trust preferred securities, guarantees, securities, and other agreements as set forth on Section 7.9 of the Company Disclosure Schedules.

Section 7.10      Payoff of Certain Indebtedness. Not less than two (2) Business Days prior to the Closing Date, the Company will deliver, or cause to be delivered, to Acquiror a payoff letter from CIBC Bank USA (“CIBC”) providing for the full release of any lien or encumbrance related to indebtedness of the Company pursuant to the CIBC Loan Agreement. At Closing, Acquiror shall repay, or cause to be repaid, on behalf of the Company, all amounts necessary to discharge fully the then-outstanding balance of such indebtedness by wire transfer of immediately available funds to the account(s) designated by CIBC in such payoff letter.

ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR

The obligations of Acquiror to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):

Section 8.1      Accuracy of Representations and Warranties. For purposes of this Section 8.1, the accuracy of the representations and warranties of the Company set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date (or such other date(s) as specified, to the extent any representation or warranty speaks as of a specific date). The representations and warranties set forth in Section 3.3 and Section 3.5(a) shall be true and correct (except for inaccuracies which are de minimis in amount and effect). There shall not exist inaccuracies in the representations and warranties of the Company set forth in this Agreement (including the representations set forth in Section 3.3 and Section 3.5(a)) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

Section 8.2      Performance by the Company. The Company shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 8.3      Stockholder Approvals. The Company Stockholder Approval shall have been obtained.

Section 8.4      No Proceedings, Injunctions or Restraints; Illegality. Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) other than the stockholder litigation contemplated by Section 7.8, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Acquiror Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

Section 8.5      Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Acquiror Board to constitute a Burdensome Condition on the Surviving Entity or the Acquiror Bank.

Section 8.6      Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 8.7      Officers’ Certificate. Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Sections 8.1, 8.2 and 8.11.

Section 8.8      Tax Opinion. Acquiror shall have received a written opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP, tax counsel to Acquiror, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash consideration received in the Merger and any cash received in lieu of fractional shares of Acquiror Common Stock.

Section 8.9      FIRPTA Certificate. The Company shall have delivered to Acquiror a properly executed statement from the Company that meets the requirements of Treasury Regulations Section 1.1445-2(c)(3), dated as of the Closing Date in a form and substance reasonably acceptable to Acquiror.

Section 8.10      Minimum Company Tangible Common Equity. As of the Closing Date, the Company shall have Company Tangible Common Equity of no less than $27,000,000.

Section 8.11      Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 8.12      No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

ARTICLE 9
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):

Section 9.1      Accuracy of Representations and Warranties. For purposes of this Section 9.1, the accuracy of the representations and warranties of Acquiror set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date (or such other date(s) as specified, to the extent any representation or warranty speaks as of a specific date). The representations and warranties set forth in Section 4.3 and Section 4.5(a) shall be true and correct (except for inaccuracies which are de minimis in amount and effect). There shall not exist inaccuracies in the representations and warranties of Acquiror set forth in this Agreement (including the representations set forth in Section 4.3 and Section 4.5(a)) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

Section 9.2      Performance by Acquiror. Acquiror shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 9.3      Stockholder Approvals. The Company Stockholder Approval shall have been obtained.

Section 9.4      No Proceedings; No Injunctions or Restraints; Illegality. Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) other than the stockholder litigation contemplated by Section 7.8, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

Section 9.5      Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Company Board to materially restrict or burden the Surviving Entity.

Section 9.6      Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 9.7      Officers’ Certificate. The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Sections 9.1, 9.2 and 9.10.

Section 9.8      Tax Opinion. The Company shall have received a written opinion of ArentFox Schiff LLP, tax counsel to the Company, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash consideration received in the Merger and any cash received in lieu of fractional shares of Acquiror Common Stock ..

Section 9.9      Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 9.10      No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.

ARTICLE 10
TERMINATION

Section 10.1      Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Acquiror:

(a)            by mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;

(b)            by Acquiror if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.8, which are separately addressed in Section 10.1(g)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 8 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, that such breach or failure is not a result of the failure by Acquiror to perform and comply in all material respects with any of its obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;

(c)            by the Company if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 9 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform, provided, that such breach or failure is not a result of the failure by the Company to perform and comply in all material respects with any of its obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;

(d)            by Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority; or (iii) if the Company Stockholder Approval is not obtained following the Company Stockholders’ Meeting; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its obligations (excluding representations and warranties) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (i) and (ii) above;

(e)            by Acquiror or the Company if the Effective Time shall not have occurred at or before September 30, 2024 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding representations and warranties) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date;

(f)            by Acquiror or the Company if any court of competent jurisdiction or other Regulatory Authority shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

(g)            by Acquiror if the Company materially breaches any of its obligations under Section 5.4 or Section 5.8;

(h)            by the Company pursuant to Section 5.8;

(i)            by Acquiror, prior to the Company Stockholders’ Meeting, if the Company makes a Company Adverse Recommendation;

(j)            by Acquiror if the Company Tangible Common Equity as reflected in the Final Closing Balance Sheet is less than $27,000,000; and

(k)            by the Company, if both of the following conditions are satisfied on the Determination Date, such termination to be effective as of the tenth (10th) day following the Determination Date: (i) the Final Acquiror Market Value is less than 80% of the Initial Acquiror Market Value and (ii) the number obtained by dividing the Final Acquiror Market Value by the Initial Acquiror Market Value shall be less than (A) the Index Ratio minus (B) 0.20; subject, however, to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section 10.1(k), it shall give written notice thereof to the Acquiror within two (2) Business Days of the Determination Date. During the five (5) Business Day period commencing with its receipt of such notice, Acquiror shall have the option to increase the Mixed Election Share Consideration to equal the lesser of: (A) a quotient, the numerator of which is equal to the product of (1) the Initial Acquiror Market Value, (2) the Mixed Election Share Consideration, and (3) the Index Ratio minus 0.20 and the denominator of which is equal to the Final Acquiror Market Value; or (B) the quotient determined by dividing the Initial Acquiror Market Value by the Final Acquiror Market Value, and multiplying such quotient by the product of the Mixed Election Share Consideration and 0.80. If within such five (5) Business Day period, Acquiror delivers written notice to the Company that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies the Company of the revised Mixed Election Share Consideration, then no termination shall have occurred pursuant to this Section 10.1(k), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Aggregate Common Stock Merger Consideration, the Cash Percentage, the Stock Percentage, the Per Share Value, the Exchange Ratio and the Mixed Election Share Consideration shall have been so modified). If Acquiror or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(k). Moreover, in applying this Section 10.1(k), the Aggregate Common Stock Merger Consideration, the Cash Percentage and the Stock Percentage shall be modified as follows:

The adjusted Aggregate Common Stock Merger Consideration will equal the Aggregate Cash Amount plus the Aggregate Stock Amount.

The adjusted Cash Percentage will equal the Aggregate Cash Amount divided by the adjusted Aggregate Common Stock Merger Consideration.

The adjusted Stock Percentage will equal the Aggregate Stock Amount divided by the adjusted Aggregate Common Stock Merger Consideration.

The adjusted Per Share Value will equal the adjusted Aggregate Common Stock Merger Consideration divided by the Outstanding Company Shares.

The adjusted Exchange Ratio will equal the Per Share Value, as revised pursuant to this Section 10.1(k), divided by the Final Acquiror Market Value.

For purposes of this Agreement:

“Aggregate Cash Amount” means the Mixed Election Cash Consideration multiplied by the Outstanding Company Shares.

“Aggregate Stock Amount” means the Mixed Election Share Consideration (as adjusted pursuant to this Section 10.1(k)) multiplied by the Outstanding Company Shares multiplied by the Final Acquiror Market Value.

“Determination Date” means the first date on which all Requisite Regulatory Approvals (and waivers, if applicable) necessary for the consummation of the Merger have been received (disregarding any waiting period).

“Final Acquiror Market Value” means the volume weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Global Select Market for the twenty (20) consecutive trading days immediately preceding the Determination Date.

“Final Index Price” means the average of the daily closing value of the Index for the twenty (20) consecutive trading days immediately preceding the Determination Date.

“Index” means the SNL Midwest U.S. Bank Index or, if such index is not available, such substitute or similar index as substantially replicates the SNL Midwest U.S. Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial Acquiror Market Value” means $20.55, adjusted as indicated in the last sentence of Section 10.1(k).

“Initial Index Price” means the closing value of the Index as of November 24, 2023, adjusted as indicated in the last sentence of Section 10.1(k).

Section 10.2      Effect of Termination or Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or stockholders, except that: (a) the Confidentiality Agreement, this Section 10.2, Section 10.3 and Article 11 shall survive such termination and abandonment; and (b) no such termination shall relieve the breaching party from liability resulting from its fraud or a willful breach by that party of this Agreement.

Section 10.3      Fees and Expenses.

(a)            Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Acquiror and the Company.

(b)            If this Agreement is terminated by Acquiror pursuant to Section 10.1(g) or Section 10.1(i), or by the Company pursuant to Section 10.1(h), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, the amount of $1,662,858 (the “Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.

(c)            If, after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to its stockholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (i) thereafter this Agreement is terminated by Acquiror pursuant to Section 10.1(b) as a result of a material breach; and (ii) within six (6) months after such termination the Company shall enter into a definitive written agreement with any Person (other than Acquiror and its Affiliates) with respect to such Acquisition Proposal, the Company shall pay to Acquiror, within ten (10) Business Days after the execution of such definitive agreement, the Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(m), except that references in that Section to “15%” shall be replaced by “50%.”

(d)            Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Termination Fee is or becomes payable pursuant to Section 10.3(b), Acquiror’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Termination Fee pursuant to Section 10.3(b), and except as provided in Section 10.2 in the case of fraud or willful breach of this Agreement, upon payment in full of such amount, none of Acquiror or any of its Affiliates nor any other Person shall have any rights or claims against the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the transactions contemplated hereby. The Company shall not be required to pay the Termination Fee on more than one occasion.

ARTICLE 11
MISCELLANEOUS

Section 11.1      Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.

Section 11.2      Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Illinois applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Champaign County, Illinois solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

Section 11.3      Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.5, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.4      Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval is obtained, there may not be, without further approval of the Company’s stockholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.

Section 11.5      Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in Article 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 11.6      Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror, to: First Busey Corporation 100 W. University Avenue Champaign, Illinois 61820 Telephone: (217) 365-4544 Attention: Jeffrey D. Jones (jeff.jones@busey.com)
First Busey Corporation 100 W. University Avenue Champaign, Illinois 61820 Telephone: (217) 365-4639 Attention: John J. Powers (john.powers@busey.com)

with copies, which shall not constitute notice, to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 W. Madison Street, Suite 3900

Chicago, Illinois 60606

Telephone: (312) 984-3100

Attention: Abdul R. Mitha (abdul.mitha@bfkn.com)

If to the Company, to: Merchants and Manufacturers Bank Corporation 25140 W. Channon Dr. Channahon, Illinois 60410 Telephone: (815) 740-3280 Attention: Larry Foy (lfoy@m-mbank.com)

with copies, which shall not constitute notice, to:

ArentFox Schiff LLP

233 South Wacker Drive, Suite 7100

Chicago, Illinois 60606

Telephone: (312) 258-5500

Attention: Jason L. Zgliniec (jason.zgliniec@afslaw.com)

or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (c) if mailed in the manner provided in this Section 11.6, five (5) Business Days after deposit with the U.S. Postal Service; and (d) if by e-mail, when sent.

Section 11.7      Entire Agreement. This Agreement, the Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, together with the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

Section 11.8      Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

Section 11.9      Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 11.10      Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

ARTICLE 12
DEFINITIONS

Section 12.1      Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:

(a)            “Acquiror Articles of Incorporation” means the Amended and Restated Articles of Incorporation of First Busey Corporation, as amended.

(b)            “Acquiror Bank” means Busey Bank, an Illinois state chartered bank headquartered in Champaign, Illinois, and a wholly-owned subsidiary of Acquiror.

(c)            “Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.

(d)            “Acquiror Board” means the board of directors of Acquiror.

(e)            “Acquiror Bylaws” means the First Busey Corporation Amended and Restated By-Laws, as amended.

(f)            “Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.

(g)            “Acquiror Common Stock” means the common stock, $0.001 par value per share, of Acquiror.

(h)            “Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that, at any relevant time, would be treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

(i)            “Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder, since January 1, 2021.

(j)            “Acquiror Stock Issuance” means the issuance of the Acquiror Common Stock pursuant to this Agreement.

(k)            “Acquiror Stock Plans” means collectively the following:

(i)            First Busey Corporation Profit Sharing Plan and Trust, as subsequently amended;

(ii)            First Busey Corporation 2010 Equity Incentive Plan, as subsequently amended;

(iii)            First Busey Corporation 2021 Employee Stock Purchase Plan;

(iv)            First Busey Corporation Amended 2020 Equity Incentive Plan;

(v)            First Community Financial Partners, Inc. Amended and Restated 2008 Equity Incentive Plan, as subsequently amended; and

(vi)            First Community Financial Partners, Inc. 2016 Equity Incentive Plan, as amended

(l)            “Acquisition Proposal” means a tender or exchange offer to acquire more than 15% of the voting power in the Company or any of its Subsidiaries, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, the Company or any of its Subsidiaries, other than the transactions contemplated hereby and other than any sale of whole loans and securitizations in the Ordinary Course of Business.

(m)            “Adjusted Merger Consideration” means an amount equal to (i) the Aggregate Common Stock Merger Consideration minus (ii) the amount by which the Minimum Company Tangible Common Equity exceeds the Company Tangible Common Equity reflected in the Final Closing Balance Sheet.

(n)            “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.

(o)            “Aggregate Common Stock Merger Consideration” means $41,571,447, as may be adjusted pursuant to Section 10.1(k).

(p)            “Bank” means Merchants and Manufacturers Bank, an Illinois state chartered bank headquartered in Joliet, Illinois, and a wholly owned subsidiary of the Company.

(q)            “Bank Merger” means the merger of the Bank with and into, and under the charter of, Acquiror Bank.

(r)            “Business Day” means any day except Saturday, Sunday and any day on which banks in Champaign, Illinois are authorized or required by law or other government action to close.

(s)            “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116–13 and any similar or successor legislation, executive order or executive memo relating to the COVID-19 pandemic, as well as any applicable guidance issued thereunder or relating thereto (including, without limitation, IRS Notice 2020-65, 2020-38 IRB, and the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing Covid-19 Disaster, dated August 8, 2020), and any subsequent law intended to address the consequences of the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act 6.

(t)             “Cash Percentage” means 29.3447%, as may be adjusted pursuant to Section 10.1(k).

(u)             “CIBC Bank Loan Agreement” means (i) that certain Loan Agreement, dated August 14, 2019, between the Company and CIBC, as amended by the First Amendment to Loan Agreement, dated as of August 14, 2019, between the Company and CIBC, the Second Amendment to Loan Agreement, dated as of November 15, 2020, between the Company and CIBC, the Third Amendment to Loan Agreement, dated as of August 18, 2021, between the Company and CIBC, the Fourth Amendment to Loan Agreement, dated as of August 4, 2022, between the Company and CIBC, the Fifth Amendment to Loan Agreement, dated as of November 10, 2022, between the Company and CIBC and the Sixth Amendment to Loan Agreement, dated as of August 9, 2023, between the Company and CIBC and (ii) the Revolving Note, dated as of August 9, 2023, by the Company in favor of CIBC in the amount of $2,000,000.

(v)            “Closing Acquiror Common Stock Price” means the weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Global Select Market for the twenty (20) consecutive trading days immediately preceding the Closing Date.

(w)            “Code” means the Internal Revenue Code of 1986, as amended.

(x)            “Common Stock Merger Consideration” means, with respect to any share of Company Common Stock, the applicable consideration payable in respect of such share pursuant to Section 2.1.

(y)            “Company Articles of Incorporation” means the Articles of Incorporation of the Company, as amended.

(z)            “Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or any beneficiary thereof.

(aa)            “Company Board” means the board of directors of the Company.

(bb)      “Company Bylaws” means the Bylaws of the Company, as amended and restated.

(cc)      “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock, collectively.

(dd)      “Company Common Stock” means the common stock, $1.00 par value per share, of the Company.

(ee)      “Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414 of the Code.

(ff)      “Company Phantom Stock” means the 21,500 outstanding phantom stock units of the Company.

(gg)      “Company Preferred Stock” means the 6% non-cumulative perpetual preferred stock, with a liquidation preference of $10,000.00 per share, of the Company.

(hh)      “Company Stockholder Approval” means the adoption and approval of this Agreement by the stockholders of the Company, in accordance with the IBCA and Company Articles of Incorporation.

(ii)      “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the Bank Merger, (iii) the performance by Acquiror and the Company of their respective covenants and obligations under this Agreement; and (iv) Acquiror’s issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and cash in exchange for shares of Company Common Stock.

(jj)            “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

(kk)      “Control,” “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.

(ll)      “CRA” means the Community Reinvestment Act, as amended.

(mm)      “Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.

(nn)      “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(oo)      “DOL” means the U.S. Department of Labor.

(pp)            “Environment” means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and ambient air.

(qq)      “Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, order, permit or other legally binding requirement applicable to the business or assets of the Company or any of its Subsidiaries that imposes liability or standards of conduct with respect to the Environment and/or Hazardous Materials.

(rr)      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(ss)      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(tt)      “FDIC” means the Federal Deposit Insurance Corporation.

(uu)      “Federal Reserve” means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.

(vv)      “GAAP” means generally accepted accounting principles in the U.S., consistently applied.

(ww)      “Hazardous Materials” means any hazardous, toxic or dangerous substance, waste, contaminant, pollutant, gas or other material that is classified as such under Environmental Laws or is otherwise regulated under Environmental Laws.

(xx)      “IBCA” means the Illinois Business Corporation Act of the State of Illinois, as amended.

(yy)            “IRS” means the U.S. Internal Revenue Service.

(zz)      “Immediate Family Member” means a Person’s spouse, parents, stepparents, children, stepchildren, mothers and fathers-in-law, sons and daughters-in-law, siblings, brothers and sisters-in-law, and any other Person (other than a tenant or employee) sharing such Person’s household.

(aaa)      “Knowledge” means, assuming due inquiry under the facts or circumstances, the actual knowledge of the chief executive officer, president, chief financial officer, chief credit officer or general counsel of Acquiror or the Company, as the context requires.

(bbb)      “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

(ccc)      “Life Equity Loan” means any loan made by the Bank that is secured by the cash value of a life insurance policy or policies, including without limitation all “life equity loans”, “ensemble loans”, “securities backed loans” and “renewal commission loans”.

(ddd)      “Life Equity Loan Insurance Company” means any insurance company that issues life insurance policies that serve as collateral for any Life Equity Loan.

(eee)      “Material Adverse Effect” as used with respect to a party, means an event, circumstance, change, effect or occurrence which, individually or together with any other event, circumstance, change, effect or occurrence: (i) is materially adverse to the business, financial condition, assets, liabilities or results of operations of such party and its Subsidiaries, taken as a whole; or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis; provided, that, in the case of the foregoing clause (i), there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or governmental authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (E) global or material epidemics, pandemics or disease outbreaks, public health emergencies, or widespread occurrences of infectious disease, as declared by the World Health Organization or the Health and Human Services Secretary of the United States; (F) earthquakes, tornadoes, floods or other natural disasters; (G) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; and (H) failure, in and of itself, to meet internal or other estimates, projections or forecasts of revenue, net income or any other measure of financial performance, but not, in any such case, including the underlying causes thereof; except with respect to clauses (A), (B), (C), (D), (E) and (F), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

(fff)      “Minimum Company Tangible Common Equity” means $31,500,000.

(ggg)      “Nasdaq Rules” means the listing rules of the Nasdaq Global Select Market.

(hhh)      “NRS” means the provisions of the Nevada Revised Statutes governing business corporations, limited liability companies and mergers of business entities (NRS Sections 78.010 et seq., 86.011 et seq., and 92A.005 et seq., respectively).

(iii)      “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

(jjj)            “Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.

(kkk)      “OREO” means real estate owned by a Person and designated as “other real estate owned.”

(lll)      “Outstanding Company Shares” means the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time excluding Excluded Shares.

(mmm)      “PBGC” means the U.S. Pension Benefit Guaranty Corporation.

(nnn)      “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

(ooo)      “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

(ppp)            “Proxy Statement” means a proxy statement prepared by the Company for use in connection with the Company Stockholders’ Meeting, all in accordance with the rules and regulations of the SEC.

(qqq)      “Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.

(rrr)      “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.

(sss)      “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

(ttt)      “Requisite Regulatory Approvals” means all necessary documentation, applications, notices, petitions, filings, permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions, other than the Bank Merger.

(uuu)      “SEC” means the Securities and Exchange Commission.

(vvv)      “Securities Act” means the Securities Act of 1933, as amended.

(www) “Stock Percentage” means 70.6553%, as may be adjusted pursuant to Section 10.1(k).

(xxx)      “Subsidiary” with respect to any Person means an affiliate controlled by such Person directly or indirectly through one or more intermediaries.

(yyy)      “Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “15%” in the definition of Acquisition Proposal being treated as references to “50%” for these purposes) which Company Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors (which shall be Keefe, Bruyette & Woods, Inc. or any nationally recognized investment banking firm), (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.

(zzz)            “Tax” or “Taxes” means any tax of any kind, including, but not limited to, any federal, state, local, non-U.S., income tax or non-income tax, gross receipts, net receipts, license tax, lease tax, service tax, service use tax, alternative or add-on minimum tax, franchise tax, capital gains tax, value-added tax, sales tax, use tax, excise tax, property (real or personal) tax, escheat tax, production tax, ad valorem tax, payroll tax, withholding tax, employment tax, unemployment tax, severance tax, social security or similar tax, gift tax or estate tax, transfer tax, recording tax, documentary tax, levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

(aaaa)      “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

(bbbb)      “Transition Date” means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan.

(cccc)      “Treasury Regulations” means the United States Department of Treasury regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(dddd)      “U.S.” means the United States of America.

Section 12.2      Principles of Construction.

(a)            In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding”; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Central Time; (vi) “including” means “including, but not limited to”; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

(b)            The schedules of each of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules”, respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the date of this Agreement; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify (A) any other section of the Agreement specifically referenced or cross-referenced and (B) other sections of the Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control. For purposes of this Agreement, “Previously Disclosed” means, with respect to the Company, information set forth by the Company in the Company Disclosure Schedules and, with respect to Acquiror, information set forth by Acquiror in the Acquiror Disclosure Schedules or as disclosed in any Acquiror SEC Report filed with or furnished to the SEC prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

(c)            All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(d)            With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

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[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR:	COMPANY:

First Busey Corporation	Merchants and Manufacturers Bank Corporation

By:	/s/ Van A. Dukeman	By:	/s/ Laurence G. Foy
Name: Van A. Dukeman		Name: Laurence G. Foy
Title: Chairman, President and Chief Executive Officer		Title: Vice Chairman

[Signature Page to Agreement and Plan of Merger]